                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE YEAR ENDED SEPTEMBER 30, 2002.

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island Of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
          1390 Timberlake Manor Parkway, Chesterfield, Missouri, 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           FORM 20-F [X] FORM 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [  ] No [X]

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE YEAR ENDED SEPTEMBER 30, 2002

                                      INDEX

PART I    FINANCIAL INFORMATION

          Item 1.  Financial Statements

                   Report of Independent Auditors
                   Consolidated Balance Sheets as of September 30, 2002 and 2001
                   Consolidated Statements of Operations for the years
                     ended September 30, 2002, 2001 and 2000
                   Consolidated Statements of Changes in Shareholders' Equity for the
                     years ended September 30, 2002, 2001 and 2000
                   Consolidated Statements of Cash Flows for the years
                     ended September 30, 2002, 2001 and 2000
                   Notes to Consolidated Financial Statements

          Item 2.  Financial Statement Schedule

          Item 3.  Operating and Financial Review and Prospects

PART II   OTHER INFORMATION

          Item 1.  Exhibits

SIGNATURES

EXHIBIT INDEX

      The information presented herein shall be deemed filed by us for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and incorporation by reference.

                           FORWARD LOOKING STATEMENTS

      This document contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

      Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; the loss of a significant customer; changes in the regulatory environment in which our customers operate; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; acts of war or terrorism; and consolidation within the industries in which our customers operate. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in the Form 20-F that we have most recently filed with the United States Securities and Exchange Commission ("SEC").

PART I - FINANCIAL INFORMATION

      Item 1. Financial Statements

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Amdocs Limited

      We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 2002. Our audits also included the financial statement schedule listed in the index at Item 2 of Part
I. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited as of September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth herein.


/s/ ERNST & YOUNG LLP

New York, New York
October 31, 2002

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                  AS OF SEPTEMBER 30,
                                                                              ----------------------------
                                                                                 2002             2001
                                                                              -----------      -----------
ASSETS

Current assets:
   Cash and cash equivalents                                                  $   466,655      $   872,998
   Short-term interest-bearing investments                                        581,164          237,069
   Accounts receivable, net (*)                                                   312,732          384,851
   Deferred income taxes and taxes receivable                                      48,154           38,916
   Prepaid expenses and other current assets (*)                                   72,196           38,045
                                                                              -----------      -----------
         Total current assets                                                   1,480,901        1,571,879

Equipment, vehicles and leasehold improvements, net                               160,902          173,695
Deferred income taxes                                                              37,582           19,722
Goodwill and other intangible assets, net                                         750,530          788,187
Other noncurrent assets (*)                                                       110,179           70,953
                                                                              -----------      -----------
         Total assets                                                         $ 2,540,094      $ 2,624,436
                                                                              ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses                                      $   192,129      $   166,527
   Accrued personnel costs                                                         86,942          103,990
   Deferred revenue                                                               149,590          140,033
   Short-term portion of capital lease obligations                                 10,347           10,400
   Deferred income taxes and taxes payable                                        103,315           91,026
                                                                              -----------      -----------
         Total current liabilities                                                542,323          511,976


Convertible notes                                                                 445,054          500,000
Deferred income taxes                                                              12,363            7,410
Noncurrent liabilities and other                                                  124,079           92,959
                                                                              -----------      -----------
         Total liabilities                                                      1,123,819        1,112,345
                                                                              -----------      -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; L0.01 par value; 0 shares
     issued and outstanding                                                            --               --
   Ordinary Shares - Authorized 550,000 shares; L0.01 par value; 223,316 and 222,628 issued and 215,583 and 222,628 outstanding, in 2002 and
     2001, respectively                                                             3,572            3,560
   Additional paid-in capital                                                   1,818,345        1,806,290
   Treasury stock                                                                (109,281)              --
   Accumulated other comprehensive loss                                              (108)          (6,382)
   Unearned compensation                                                               --             (185)
   Accumulated deficit                                                           (296,253)        (291,192)
                                                                              -----------      -----------
         Total shareholders' equity                                             1,416,275        1,512,091
                                                                              -----------      -----------
         Total liabilities and shareholders' equity                           $ 2,540,094      $ 2,624,436
                                                                              ===========      ===========

(*) See Note 4

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                          YEAR ENDED SEPTEMBER 30,
                                                                 --------------------------------------------
                                                                     2002            2001            2000
                                                                 -----------      -----------     -----------
Revenue:
   License (*)                                                   $   153,664      $   171,430     $   124,822
   Service (*)                                                     1,459,901        1,362,480         993,498
                                                                 -----------      -----------     -----------
                                                                   1,613,565        1,533,910       1,118,320
                                                                 -----------      -----------     -----------
Operating expenses:
    Cost of license                                                    5,054            5,651           5,624
    Cost of service (*)                                              928,283          847,591         639,900
    Research and development                                         124,082          105,807          74,852
    Selling, general and administrative (*)                          223,551          195,592         137,004
    Amortization of goodwill and purchased intangible assets         231,804          219,988         111,199
    Restructuring charges, in-process research and
      development and other indirect acquisition-related
      costs                                                           51,630               --          75,617
                                                                 -----------      -----------     -----------
                                                                   1,564,404        1,374,629       1,044,196
                                                                 -----------      -----------     -----------

Operating income                                                      49,161          159,281          74,124
Interest income and other, net (*)                                    19,298           22,286          10,734
                                                                 -----------      -----------     -----------

Income before income taxes                                            68,459          181,567          84,858
Income taxes                                                          73,520          115,181          78,880
                                                                 -----------      -----------     -----------

Net (loss) income                                                $    (5,061)     $    66,386     $     5,978
                                                                 ===========      ===========     ===========

Basic (loss) earnings per share                                  $     (0.02)     $      0.30     $      0.03
                                                                 ===========      ===========     ===========

Diluted (loss) earnings per share                                $     (0.02)     $      0.29     $      0.03
                                                                 ===========      ===========     ===========

Basic weighted average number of shares outstanding                  220,361          222,002         212,005
                                                                 ===========      ===========     ===========

Diluted weighted average number of shares outstanding                220,361          226,832         216,935
                                                                 ===========      ===========     ===========

(*) See Note 4.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                                     Accumulated
                            Ordinary Shares  Additional                 Other                                    Total
                            ---------------   Paid-in    Treasury   Comprehensive    Unearned    Accumulated  Shareholders'
                            Shares   Amount   Capital     Stock        Income      Compensation    Deficit       Equity
                                                                        (Loss)
                            -------  ------  ----------  ---------  -------------  ------------  -----------  -------------
BALANCE AS OF OCTOBER 1,
1999                        198,800  $3,181  $  489,099  $      --  $      (1,157) $     (3,830) $  (363,556) $     123,737
Comprehensive income:
  Net income                     --      --          --         --             --            --        5,978          5,978
  Decrease in unrealized
     loss on derivative
     instruments, net of
     $1,000 tax                  --      --          --         --          2,333            --           --          2,333
  Increase in unrealized
     loss on cash
     equivalents income,
     net of $(7) tax             --      --          --         --            (17)           --           --            (17)
                                                                                                              -------------
  Comprehensive income                                                                                                8,294
                                                                                                              -------------
Employee stock options
   exercised                  2,058      33      21,327         --             --            --           --         21,360
Tax benefit of stock
   options exercised             --      --      10,825         --             --            --           --         10,825
Issuance of Ordinary
   Shares related to
   acquisitions, net         20,307     325   1,263,330         --             --            --           --      1,263,655
Stock options granted            --      --         235         --             --            --           --            235
Amortization of unearned
   compensation                  --      --          --         --             --         2,666           --          2,666
                            -------  ------  ----------  ---------  -------------  ------------  -----------  -------------
BALANCE AS OF SEPTEMBER
   30, 2000                 221,165   3,539   1,784,816         --          1,159        (1,164)    (357,578)     1,430,772
Comprehensive income:
  Net income                     --      --          --         --             --            --       66,386         66,386
  Decrease in unrealized
     gain on derivatives,
     net of $(3,891) tax         --      --          --         --         (9,078)           --           --         (9,078)
  Increase in unrealized
     gain on cash
     equivalents and
     short-term interest-
     bearing investments,
     net of $659 tax             --      --          --         --          1,537            --           --          1,537
                                                                                                              -------------
  Comprehensive income                                                                                               58,845
                                                                                                              -------------
Employee stock options
   exercised                  1,463      21      13,946         --             --            --           --         13,967
Tax benefit of stock
   options exercised             --      --       7,345         --             --            --           --          7,345
Stock options granted            --      --         183         --             --            --           --            183
Amortization of unearned
   compensation                  --      --          --         --             --           979           --            979
                            -------  ------  ----------  ---------  -------------  ------------  -----------  -------------
BALANCE AS OF SEPTEMBER
   30, 2001                 222,628   3,560   1,806,290         --         (6,382)         (185)    (291,192)     1,512,091
Comprehensive income:
  Net loss                       --      --          --         --             --            --       (5,061)        (5,061)
  Decrease in unrealized
     loss on foreign
     currency hedging
     contracts, net of
     $1,357 tax                  --      --          --         --          2,682            --           --          2,682
  Decrease in unrealized
     loss on cash
     equivalents and
     short-term interest-
     bearing investments,
     net of $1,336 tax           --      --          --         --          3,592            --           --          3,592
                                                                                                              -------------
  Comprehensive income                                                                                                1,213
                                                                                                              -------------
Employee stock options
   exercised                    687      12       5,149         --             --            --           --          5,161
Tax benefit of stock
   options exercised             --      --       6,808         --             --            --           --          6,808
Expense related to vesting
   of stock options              --      --          98         --             --            --           --             98
Repurchase of shares         (7,732)     --          --   (109,281)            --            --           --       (109,281)
Amortization of unearned
   compensation                  --      --          --         --             --           185           --            185
                            -------  ------  ----------  ---------  -------------  ------------  -----------  -------------
BALANCE AS OF SEPTEMBER
   30, 2002                 215,583  $3,572  $1,818,345  $(109,281) $        (108) $         --  $  (296,253) $   1,416,275
                            =======  ======  ==========  =========  =============  ============  ===========  =============

As of September 30, 2002, 2001 and 2000, accumulated other comprehensive income
(loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $(5,220), $(7,902) and $1,176 and unrealized gain (loss) on cash equivalents and short-term interest-bearing investments, net of tax, of $5,112, $1,520 and $(17), as of September 30, 2002, 2001 and 2000, respectively.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                YEAR ENDED SEPTEMBER 30,
                                                         ---------------------------------------
                                                           2002           2001           2000
                                                         ---------      ---------      ---------
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss) income                                        $  (5,061)     $  66,386      $   5,978
Reconciliation of net (loss) income to net cash
   provided by operating activities:
     Depreciation and amortization                         309,821        282,625        155,359
     Adjustment to the basis of investments                  5,500          6,750             --
     In-process research and development expenses           17,400             --         70,319
     Loss on sale of equipment                                 549            593            148
     Gain on repurchase of convertible notes                (6,012)            --             --
     Deferred income taxes                                  (1,665)         5,018         (1,196)
     Tax benefit of stock options exercised                  6,808          7,345         10,825
     Unrealized other comprehensive income (loss)            8,967        (10,773)         3,309
Net changes in operating assets and liabilities,
   net of amounts acquired:
   Accounts receivable                                      97,055       (121,751)       (29,763)
   Prepaid expenses and other current assets               (22,992)        (3,718)       (12,408)
   Other noncurrent assets                                  (9,875)        (7,826)       (10,861)
   Accounts payable and accrued expenses                    (2,461)        71,772         38,852
   Deferred revenue                                        (21,253)         6,487         24,313
   Income taxes payable                                     (4,798)        20,703         16,071
   Noncurrent liabilities and other                         40,293         14,376         16,642
                                                         ---------      ---------      ---------
Net cash provided by operating activities                  412,276        337,987        287,588
                                                         ---------      ---------      ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and
   leasehold improvements                                    1,795          2,062          1,280
Payments for purchase of equipment, vehicles,
   leasehold improvements and other                        (58,562)       (91,891)       (62,740)
Purchase of short-term interest-bearing
   investments, net                                       (344,095)      (237,069)            --
Investment in noncurrent assets                            (39,584)       (12,291)        (9,000)
Net cash (paid for) acquired in acquisitions              (213,180)            --         67,791
                                                         ---------      ---------      ---------
Net cash used in investing activities                     (653,626)      (339,189)        (2,669)
                                                         ---------      ---------      ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised               5,161         13,967         21,360
Repurchase of shares                                      (109,281)            --             --
Repurchase of convertible notes                            (48,934)            --             --
Payments under short-term finance arrangements                  --        (20,000)      (284,464)
Borrowings under short-term finance arrangements                --             --        301,933
Net proceeds from issue of long-term convertible
   notes                                                        --        488,000             --
Principal payments on capital lease obligations            (11,939)       (10,067)        (6,622)
                                                         ---------      ---------      ---------
Net cash (used in) provided by financing activities       (164,993)       471,900         32,207
                                                         ---------      ---------      ---------
Net (decrease) increase in cash and cash equivalents      (406,343)       470,698        317,126
Cash and cash equivalents at beginning of year             872,998        402,300         85,174
                                                         ---------      ---------      ---------
Cash and cash equivalents at end of year                 $ 466,655      $ 872,998      $ 402,300
                                                         =========      =========      =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED
               CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)
                                 (IN THOUSANDS)

                                                                     YEAR ENDED SEPTEMBER 30,
                                                          ------------------------------------------------
                                                             2002              2001               2000
                                                          -----------       -----------        -----------
SUPPLEMENTARY CASH FLOW INFORMATION
Interest and Income Taxes Paid
   Cash paid for:
     Income taxes, net of refunds                         $    75,371       $    77,429        $    49,262
     Interest                                                  11,221             2,901              2,614

NON-CASH INVESTING AND FINANCING ACTIVITIES

         Capital lease obligations of $2,245, $13,116 and $15,732 were incurred during the years ended September 30, 2002, 2001 and 2000, respectively, when the Company (as defined below) entered into lease agreements for vehicles.

         In fiscal 2000, the Company issued 6,461 Ordinary Shares and options to acquire 1,103 Ordinary Shares in connection with the acquisition of ITDS (as defined below). The Company issued 13,846 exchangeable shares and options to acquire 1,654 Ordinary Shares in connection with the acquisition of Solect (as defined below). See Note 3.

         The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - NATURE OF ENTITY

         Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one business segment, providing business support systems and related services primarily for the communications industry. The Company designs, develops, markets, supports, operates and provides outsourcing of information system solutions primarily to leading communications companies throughout the world.

         The Company is a Guernsey corporation, which directly or indirectly holds several wholly owned subsidiaries in the Asia-Pacific region, Europe, Israel, Latin America and North America. The majority of the Company's customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company's main production and operating facilities are located in Israel, the United States (U.S.), Cyprus, Canada and Ireland.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

CONSOLIDATION

         The financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

FUNCTIONAL CURRENCY

         As the U.S. dollar is the predominant currency by which the Company's revenue and expenses are denominated, the U.S. dollar is the functional currency for the Company and its subsidiaries.


CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

INVESTMENTS

         When excess funds are available, the Company invests in short-term interest-bearing investments. The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of treasury notes, federal agency securities, corporate bonds and money market funds, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


and are reflected, net of tax, as "other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

         From time to time the Company also has made certain investments in non-publicly traded companies. These investments are included in other noncurrent assets in the Company's balance sheet and are generally carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values if necessary.

EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS

         Equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which ranges from 2 to 10 years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

GOODWILL AND OTHER INTANGIBLE ASSETS

         The total purchase price of product line or business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Goodwill associated with acquisitions completed prior to July 1, 2001 was amortized on a straight-line basis over its estimated useful life. For future goodwill amortization, see the discussion below under the caption "Adoption of New Accounting Standards".

         Other intangible assets consist primarily of purchased computer software, intellectual property rights, core technology and customer arrangements.

         Purchased computer software is reported at the lower of amortized cost or net realizable value, and is amortized over its estimated useful life based on the pro-rata amount of the future revenue expected to be realized from the software. This accounting policy results in accelerated amortization of purchased computer software as compared to the straight-line method.

         Intellectual property rights, core technology, workforce-in-place and customer arrangements acquired by the Company are amortized over their estimated useful lives on a straight-line basis.

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


          Through the end of fiscal 2002, the Company considered whether there are indicators of impairment that would require the comparison of the estimated net realizable value of goodwill and other intangible assets to their carrying value under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Any impairment would be recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

COMPREHENSIVE INCOME

         The Company accounts for comprehensive income under the provisions of SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and display of comprehensive income and its components. Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

CONVERTIBLE NOTES

         The Company presents the outstanding principal amount of the convertible notes as part of noncurrent liabilities. Accrued interest on the convertible notes is included in "accounts payable and accrued expenses". The Company amortizes the issuance cost related to the convertible notes on a straight-line basis over the term of the convertible notes. Gain or loss on repurchase of convertible notes represents the difference between the principal amount and the purchase price. Such gain, aggregating $6,012, is included in "interest income and other, net". The unamortized issuance cost calculated on a pro-rata basis, related to the repurchased convertible notes, is included in "interest income and other, net".

TREASURY STOCK

         The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

INCOME TAXES

         The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect (under applicable laws at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. In the event that a valuation allowance relating to a business acquisition is subsequently reduced, the adjustment will reduce the original amount allocated to goodwill.

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


         Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting, and also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

REVENUE RECOGNITION

         The Company usually sells its software as part of an overall solution offered to a customer, in which significant customization and modification to the Company's software is required. As a result, revenue generally is recognized over the course of these long-term projects in conformity with Accounting Research Bulletin ("ARB") No. 45 "Long Term Construction-Type Contracts", Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SOP 97-2 "Software Revenue Recognition". Losses are recognized on contracts in the period in which the loss is identified in accordance with SOP 81-1. Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of the specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and modification, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that does not require significant customization and modification, is recognized upon delivery, in accordance with the principles emphasized in Staff Accounting Bulletin ("SAB") 101 "Revenue Recognition in Financial Statements" and SOP 97-2. In outsourcing contracts, revenue from operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery, and recorded at gross or net amount according to the criteria established in Emerging Issues Task Force ("EITF") 99-19 "Recording Revenue Gross as a Principal versus Net as an Agent" and SAB 101. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less. As a result of a substantial portion of the Company's revenue being subject to the percentage of completion accounting method, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

         Many of the Company's agreements include multiple obligations. For these multiple elements arrangements, the fair value of each component is determined based on specific objective evidence for that element and revenue is allocated to each component based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above.

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


         Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized. Unbilled accounts receivable include all amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Allowances that are netted against accounts receivable, represent amounts provided for accounts which their collectibility is not reasonably assured.

         Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10 percent of total revenue in each of fiscal 2002, 2001 and 2000.

COST OF LICENSE AND COST OF SERVICE

         Cost of license and service consists of all costs associated with providing services to customers, including identified losses on contracts and warranty expense. Estimated losses on contracts are recognized in the period in which the loss is identified in accordance with SOP 81-1. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes royalty payments to software suppliers, amortization of purchased computer software and intellectual property rights.

         Included in cost of service are costs of third-party products associated with reselling third-party computer hardware and software products to customers, when revenue from third-party products is recorded at the gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

RESEARCH AND DEVELOPMENT

         Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either in conjunction with customer projects or as part of the Company's internal product development programs. Research and development costs, which are incurred in conjunction with a customer project, are expensed as incurred.

         Based on the Company's product development process, technological feasibility, as defined in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant. See Note 18 for pro forma disclosures required in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". Compensation expenses that are deductible in a tax return in a period different from the one in which they are reported as expenses in measuring net income are temporary differences that result in deferred taxes. To the extent that compensation is not recorded for stock-based compensation, the benefit of the related tax deduction is recorded as an increase to additional paid-in capital in the period of the tax reduction.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, short-term financing arrangements, forward exchange contracts, lease obligations and convertible notes. In view of their nature, the fair value of the financial instruments, excluding the convertible notes (for which the fair value at September 30, 2002 is approximately $400,000), included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated securities with major U.S. institutions. The Company does not expect any credit losses with respect to these items. The Company's revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral.

EARNINGS PER SHARE

         The Company accounts for earnings per share based on SFAS No. 128 "Earnings per Share". SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding stock options using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

DERIVATIVES AND HEDGING

         The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

RECLASSIFICATIONS

         Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

ADOPTION OF NEW ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets".

         SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

         SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

         Other intangible assets, such as workforce-in-place, will be reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

         Effective October 1, 2002 the Company will adopt SFAS No. 142. Subsequent to the adoption of the new rules, the Company will perform the first of the required periodic impairment tests of goodwill and intangible assets recorded as of October 1, 2002. Thereafter, a periodic impairment test will be performed at least annually. The Company has not yet determined what the effect of these tests will be on its earnings and financial position. The Company recorded $204,561, $204,566 and $104,268, of goodwill and

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


workforce-in-place amortization during the years ended September 30, 2002, 2001 and 2000, respectively.

         Set forth below is the effect of non-amortization of goodwill and workforce-in-place:

                                                                     YEAR ENDED SEPTEMBER 30,
                                                          ---------------------------------------------
                                                             2002              2001               2000
                                                          ---------         ---------         ---------
         Reported net (loss) income                       $  (5,061)        $  66,386         $   5,978
         Add back: goodwill and workforce-in-place
          amortizations                                     204,561           204,566           104,268
         Attributable tax effect                             (2,717)           (2,717)           (2,088)
                                                          ---------         ---------         ---------
         Adjusted net income                              $ 196,783         $ 268,235         $ 108,158
                                                          =========         =========         =========
         Adjusted basic earnings per share                $    0.89         $    1.21         $    0.51
                                                          =========         =========         =========
         Adjusted diluted earnings per share              $    0.88         $    1.18         $    0.50
                                                          =========         =========         =========

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. Gains or losses from extinguishment of debt for fiscal years beginning after May 15, 2002 shall not be classified as extraordinary items unless certain provisions are met. Early adoption was encouraged. The Company adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gain related to the repurchase of its convertible notes. See Note 12.


USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - ACQUISITIONS

ITDS

         On November 30, 1999, the Company acquired International Telecommunication Data Systems, Inc. ("ITDS"), a leading provider of solutions to communications companies for outsourcing of billing operations. The total purchase price of $189,034, based on a per share price of $28.25 for the Company's Ordinary Shares, consisted of the issuance of 6,461 Ordinary Shares, the grant of options to purchase 1,103 Ordinary Shares and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in the Company's balance sheet and the results of ITDS' operations are included

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


in the Company's consolidated statement of income, commencing on December 1, 1999. The value of acquired technology, which was independently determined, included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method, which considered the present value of cash flows by product lines. The fair value of core technology was valued at $12,342 and was fully amortized over approximately two years commencing on December 1, 1999. Purchased in-process research and development, valued at $19,876, was charged as an expense immediately following the completion of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"), since this technology had not reached technological feasibility and had no alternative use. This technology required additional development, coding and testing efforts before technological feasibility could be determined. The fair value of customer base was valued at $647 and the fair value of workforce-in-place was valued at $5,407, each of which is being amortized over five years commencing on December 1, 1999. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, of $70,895 is being amortized over 15 years commencing on December 1, 1999. Effective October 1, 2002, SFAS No. 142 will be adopted by the Company. Under SFAS No. 142, amortization of goodwill will cease for acquisitions completed prior to July 1, 2001. As a result, commencing fiscal 2003, goodwill related to the ITDS acquisition will no longer be amortized, but will be subject to periodic impairment tests. Other intangible assets, such as workforce-in-place, will be reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

SOLECT

         On April 5, 2000, the Company acquired Solect Technology Group Inc. ("Solect"), a leading provider of customer care and billing software to IP service providers. Under the terms of the combination agreement, all then outstanding Solect common shares were exchanged for shares of a newly issued class of exchangeable shares of Solect. The Solect exchangeable shares entitle holders to dividends and other rights economically equivalent to the Company's Ordinary Shares, including the right, through a voting trust, to vote at the Company's shareholder meetings, and are exchangeable at the option of holders into the Company's Ordinary Shares on a one-for-one basis. The total purchase price of $1,087,711, based on a per share price of $69.875 for the Company's Ordinary Shares, included the issuance of 13,846 exchangeable shares, the grant of options to purchase 1,654 Ordinary Shares, as well as transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of Solect's assets and liabilities has been included in the Company's balance sheet and the results of Solect's operations are included in the Company's consolidated statement of income, commencing on April 6, 2000. The value of acquired technology, which was independently determined, included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


lines. The fair value of core technology was valued at $18,259 and was fully amortized over two years commencing on April 6, 2000. Purchased in-process research and development, valued at $50,443, was charged as an expense immediately following the completion of the acquisition in accordance with FIN 4, since this technology had not reached technological feasibility and had no alternative use. This technology required varying additional development, coding and testing efforts before technological feasibility could be determined. The fair value of customer base was valued at $1,211 and the fair value of workforce-in-place was valued at $3,259, each of which is being amortized over three years commencing on April 6, 2000. The excess of the purchase price over the fair value of net assets acquired, or goodwill, of $985,271 is being amortized over five years commencing on April 6, 2000. As a result of the adoption of SFAS No. 142, commencing fiscal 2003, goodwill related to the Solect acquisition will no longer be amortized, but will be subject to periodic impairment tests. Other intangible assets, such as workforce-in-place, will be reclassified as goodwill, according to SFAS No. 141's new definition of intangible assets.

         Set forth below is the unaudited pro forma revenue, operating income, net loss and loss per share figures for the year ended September 30, 2000, as if ITDS and Solect had been acquired as of October 1, 1998, excluding the write-off of purchased in-process research and development and other indirect acquisition-related costs:

                                                         YEAR ENDED
                                                     SEPTEMBER 30, 2000
                                                     ------------------
       Revenue                                           $1,152,783
       Operating income                                      41,516
       Net loss                                             (25,516)
       Basic loss per share                                   (0.12)
       Diluted loss per share                                 (0.12)

CLARIFY

         On November 28, 2001, the Company purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. This acquisition positioned the Company as a leading provider of CRM software to the communications industry and, through the addition of Clarify's CRM software to the Company's Business Support Systems offerings, reinforced the Company's leadership in delivering a comprehensive portfolio of business software applications. Following the acquisition, the Company has continued to sell Clarify's CRM software to customers other than communications service providers, although this is not the focus of the Company's business and, as a result, it believes that revenue from such customers will slightly increase over time. The aggregate initial purchase price for Clarify as of September 30, 2002 was $212,000 in cash, including transaction costs of $8,250. The purchase price was subject to final price adjustments that

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


were settled in October 2002 and resulted in an $11,265 reduction of the purchase price to $200,735 in the first quarter of fiscal 2003. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Clarify's assets and liabilities has been included in the Company's balance sheet and the results of Clarify's operations are included in the Company's consolidated statements of operations, commencing on November 29, 2001. The Company obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $65,600 of acquired identifiable intangible assets, $17,400 was assigned to in-process research and development and was written off as of the closing date of the acquisition, in accordance with FIN 4. The fair value assigned to core technology was $13,400 and is being amortized over two years commencing on November 29, 2001. The fair value assigned to customer arrangements was $34,800 and is being amortized over three years commencing on November 29, 2001.The excess of the purchase price over the fair value of the net assets acquired, or goodwill, as of September 30, 2002, was $161,258, of which $156,478 is tax deductible. The amount assigned to goodwill was subject to possible purchase price adjustments and other contingencies, which were settled in October 2002, as discussed above. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. Under the transition provisions of SFAS No. 142, goodwill for acquisitions prior to July 1, 2001 will continue to be amortized only through September 30, 2002. As a result, goodwill associated with the acquisition of Clarify is not amortized, while goodwill associated with other acquisitions by the Company will be amortized only through the end of fiscal 2002.

         The following is the preliminary allocation of the purchase price and deferred tax liability:

        Net liabilities acquired                                 $  (11,987)
        Core technology                                              13,400
        Customer arrangements                                        34,800
        In-process research and development                          17,400
        Deferred tax liability                                       (2,871)
        Goodwill                                                    161,258
                                                                 ----------
                                                                 $  212,000
                                                                 ==========

         As discussed above, the purchase price was subject to final price adjustments that were settled in October 2002. The purchase price allocation above is not final and will be affected by these adjustments.

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


         Set forth below is the unaudited pro forma revenue, operating income, net income (loss) and per share figures for the years ended September 30, 2002 and 2001, as if Clarify had been acquired as of October 1, 2000, excluding the write-off of purchased in-process research and development:

                                                        YEAR ENDED SEPTEMBER 30,
                                                  -----------------------------------
                                                      2002                   2001
                                                  -------------          ------------
       Revenue                                    $   1,633,565          $  1,776,063
       Operating income                                  54,962                27,218
       Net income (loss)                                  2,753               (33,521)
       Basic earnings (loss) per share                     0.01                 (0.15)
       Diluted earnings (loss) per share                   0.01                 (0.15)

         As a result of SFAS No. 142, goodwill associated with acquisitions completed after June 30, 2001 is not amortized and, accordingly, the pro forma information above reflects no amortization of goodwill related to the Clarify acquisition.

NOTE 4 - RELATED PARTY TRANSACTIONS

         The following related party balances are included in the balance sheets:

                                                                                AS OF SEPTEMBER 30,
                                                                          -------------------------------
                                                                              2002               2001
                                                                          ------------      -------------
          Accounts receivable, including unbilled of $100 and $4,479
            in 2002 and 2001, respectively                                $     55,458      $     104,096
          Prepaid expenses and other current assets (1)                          1,550                  -
          Other noncurrent assets (2)                                           48,453             10,091

     --------------------

         (1) Consists of interest receivable accrued on convertible debentures issued to the Company by Certen Inc. ("Certen"), a company formed by Bell Canada and the Company in January 2001.

         (2) Consists of an investment in Certen in equity and convertible debentures. The investment in Certen is accounted for under the cost method, based on the Company's 10% ownership of Certen. As part of its original commitment, the total additional financial investment the Company will be making in Certen is approximately $5,000, translated from Canadian dollars, which is the functional currency for the Certen transaction. The Company's exposure to currency fluctuation with respect to the convertible debenture component of this investment has been substantially hedged.

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


         The Company licenses software and provides computer systems integration and related services to affiliates of SBC Communications, Inc., including Certen. The following related party revenue is included in the statements of operations:

                                                                   YEAR ENDED SEPTEMBER 30,
                                                     ----------------------------------------------------
                                                           2002               2001               2000
                                                     -------------        ------------      -------------
       Revenue:
           License                                   $      30,551        $     37,356      $      15,888
           Service                                         314,341             264,278            144,859

         The following related party expenses are included in the statements of operations:

                                                                       YEAR ENDED SEPTEMBER 30,
                                                            --------------------------------------------
                                                                2002             2001             2000
                                                            -----------      -----------       ---------
       Operating expenses (1):
           Cost of service                                  $     2,642      $     3,232       $   2,814
           Selling, general and administrative                      336              663             700

       Interest income and other, net  (2)                        1,886               89               -

     --------------------

         (1) The Company leases office space on a month-to-month basis and purchases other miscellaneous support services from affiliates of a certain shareholder.

         (2) Represents interest and exchange rate differences, net of hedging, on the convertible debentures issued in connection with the Certen transaction. Absent hedging, these amounts would be $1,402, $89 and $0 for the years ended September 30, 2002, 2001 and 2000, respectively.

NOTE 5 - SHORT-TERM INTEREST-BEARING INVESTMENTS

         Short-term interest-bearing investments consisted of the following:

                                                      AMORTIZED COST                      MARKET VALUE
                                                    AS OF SEPTEMBER 30,                AS OF SEPTEMBER 30,
                                               ----------------------------       ---------------------------
                                                   2002             2001             2002             2001
                                               ----------        ----------       ----------       ----------
      Federal agencies                         $  110,743        $  192,095       $  112,092       $  193,537
      U.S. government treasuries                   77,279                 -           79,276                -
      Corporate bonds                             100,544            29,692          102,646           30,468
      Mortgages (including government and
         corporate)                               254,593                 -          256,027                -
      Municipal bonds                              13,543                 -           13,543                -
      Other                                        17,355            13,053           17,580           13,064
                                               ----------        ----------       ----------       ----------
                                                  574,057           234,840          581,164          237,069
      Allowance for unrealized gain                 7,107             2,229                -                -
                                               ----------        ----------       ----------       ----------
      Total                                    $  581,164        $  237,069       $  581,164       $  237,069
                                               ==========        ==========       ==========       ==========

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


         As of September 30, 2002, short-term interest-bearing investments had the following expected maturity dates:

                                            MARKET VALUE
                                            ------------
        2003                                  $280,204
        2004                                   155,887
        2005                                    90,386
        2006                                    44,841
        2007                                     9,846
                                              --------
        Total                                 $581,164
                                              ========



NOTE 6 - ACCOUNTS RECEIVABLE, NET

         Accounts receivable, net consists of the following:

                                                     AS OF SEPTEMBER 30,
                                             ----------------------------------
                                                  2002                 2001
                                             -------------        -------------
          Accounts receivable - billed       $     314,828        $     365,697
          Accounts receivable - unbilled            24,144               23,272
          Less - allowances                        (26,240)              (4,118)
                                             -------------        -------------
          Accounts receivable, net           $     312,732        $     384,851
                                             =============        =============

NOTE 7 - EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

         Components of equipment, vehicles and leasehold improvements, net are:

                                                   AS OF SEPTEMBER 30,
                                                ------------------------
                                                  2002            2001
                                                --------        --------
         Computer equipment                     $211,010        $171,155
         Vehicles furnished to employees          53,696          54,140
         Leasehold improvements                   54,319          49,137
         Furniture and fixtures                   38,672          31,434
                                                --------        --------
                                                 357,697         305,866
         Less accumulated depreciation           196,795         132,171
                                                --------        --------
                                                $160,902        $173,695
                                                ========        ========

         The Company has entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus an interest rate ranging 0.5% to 0.9% (between 2.29% to 2.69% as of September 30, 2002). The Company has accounted for these as capital leases and amortization costs have been included in depreciation expense. Vehicles under capital lease arrangements had cost of $49,582 and

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


$52,165 with related accumulated depreciation of $21,520 and $15,351 as of September 30, 2002 and 2001, respectively.

         Capital lease payments, excluding interest, due over the next five years are as follows:

     FOR THE YEARS ENDED SEPTEMBER 30,
     ---------------------------------
     2003                                     $  10,347
     2004                                         6,639
     2005                                         6,304
     2006                                         2,079
     2007                                           118


NOTE 8 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

         Goodwill and other intangible assets, net are:



                                                  ESTIMATED               AS OF SEPTEMBER 30,
                                                  USEFUL LIFE       -------------------------------
                                                  (IN YEARS)          2002                  2001
                                                  ----------          ----                  ----
Goodwill (1)(2)                                      5-15           $1,208,469           $1,057,314
Intellectual property rights and purchased
  computer software                                  2-10               91,758               77,358
Other intangible assets                               3-5               47,378               12,403
                                                                    ----------           ----------
                                                                     1,347,605            1,147,075
Less accumulated amortization                                          597,075              358,888
                                                                    ----------           ----------
                                                                    $  750,530           $  788,187
                                                                    ==========           ==========


--------------------
(1) In accordance with SFAS No. 142, goodwill from acquisitions completed after June 30, 2001 is not amortized, but is subject to periodic impairment tests. Under SFAS No. 142, amortization of goodwill will cease, for acquisitions completed prior to July 1, 2001, on October 1, 2002.

(2) In September 2002, the Company recorded an offsetting reduction of the goodwill related to Solect acquisition due to a release of tax valuation allowance. See Note 10.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 9 - OTHER NONCURRENT ASSETS

         Other noncurrent assets consist of the following:

                                                           AS OF SEPTEMBER 30,
                                                         ----------------------
                                                            2002          2001
                                                         --------      --------
Funded employee benefit costs (1)                        $ 40,495      $ 33,624
Noncurrent investments, at cost (2)(3)                      7,596         6,964
Noncurrent investment in convertible debentures (2)        40,857         7,827
Convertible notes issuance cost, net                        5,934        10,667
Restricted cash and cash equivalents (4)                    5,072         4,818
Other                                                      10,225         7,053
                                                         --------      --------
                                                         $110,179      $ 70,953
                                                         ========      ========


--------------------
(1)         See Note 16.

(2) Consists of certain investments in non-publicly traded companies under the cost method, including investment in Certen. In January 2001 the Company and Bell Canada formed Certen to provide customer care and billing solutions to Bell Canada and some of its affiliated companies. Certen is owned 90% by Bell Canada and 10% by the Company. Commencing on the 30-month anniversary of the transaction, convertible debentures issued by Certen to the Company will be convertible into an additional 35% ownership interest in Certen. The relative ownership interests of the Company might further be modified through the exercise of a series of contractual rights, commencing on the 30-month anniversary of the transaction. The Company provides the customer care and billing software required by Certen, including customization, installation, maintenance and other services. The Company accounts for the investment in Certen under the cost method. See Note 4.

(3) In fiscal 2002, the Company recorded pretax charges of $5,500 to adjust the carrying value of two investments, accounted for by the Company under the cost method. In fiscal 2001, the Company recorded pretax charges of $6,750 to adjust the carrying value of four investments, accounted for by the Company under the cost method. Following these adjustments, as of September 30, 2002, the Company had one remaining investment, the investment in Certen, accounted for under the cost method. The Company continues to monitor the economic and financial aspects of its remaining interests in this investment.

(4) The Company was required to maintain restricted cash and cash equivalents balances relating to letters of credit and bank guarantees.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 10 - INCOME TAXES

         The provision for income taxes consists of the following:

                      YEAR ENDED SEPTEMBER 30,
              -----------------------------------------
                2002             2001            2000
              ---------       ---------      ---------
Current       $  75,185       $ 110,163      $  80,076
Deferred         (1,665)          5,018         (1,196)
              ---------       ---------      ---------
              $  73,520       $ 115,181      $  78,880
              =========       =========      =========


         All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

         Deferred income taxes are comprised of the following components:

                                                                         AS OF SEPTEMBER 30,
                                                                        ---------------------
                                                                        2002            2001
                                                                      --------       --------
Deferred tax assets:
  Deferred revenue                                                    $ 23,303       $ 18,033
  Accrued employee costs                                                19,367         20,589
  Intangible assets, computer software and intellectual property        14,790          6,553
  Net operating loss carry forwards                                     22,657         30,358
  Other                                                                 11,899         10,275
  Valuation allowances                                                 (10,704)       (27,907)
                                                                      --------       --------
  Total deferred tax assets                                             81,312         57,901
                                                                      --------       --------
Deferred tax liabilities:
  Anticipated withholdings on subsidiaries' earnings                   (42,149)       (32,730)
  Intangible assets, computer software and intellectual property       (10,007)        (7,410)
  Other                                                                 (8,522)        (2,185)
                                                                      --------       --------
  Total deferred tax liabilities                                       (60,678)       (42,325)
                                                                      --------       --------
Net deferred tax assets                                               $ 20,634       $ 15,576
                                                                      ========       ========

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


         The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                                            YEAR ENDED SEPTEMBER 30,
                                                          ----------------------------
                                                          2002        2001        2000
                                                          ----        ----        ----
Statutory Guernsey tax rate                                20%         20%         20%
Guernsey tax-exempt status                                (20)        (20)        (20)
Foreign taxes                                              28          30          30
                                                          ----        ----        ----
Income tax rate before effect of
  acquisitions-related costs and restructuring
  charges                                                  28          30          30
Effect of acquisition-related costs                        48          33          19
                                                          ----        ----        ----
Income tax rate before restructuring charges,
  in-process research and development and gain from
  the repurchase of Notes                                  76          63          49
Restructuring charges and in-process research
  development and gain from the repurchase of Notes        31          --          44
                                                          ----        ----        ----
Effective income tax rate                                 107%         63%         93%
                                                          ====        ====        ====

          These high effective tax rates were primarily attributable to amortization of goodwill related to the Company's acquisitions, much of which is not tax deductible. In the year ended September 30, 2002 the Company's effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of the Company's pretax income.

          As of September 30, 2002, the Company had deferred tax assets of $22,657 derived primarily from Canadian net operating loss carry-forwards. The net operating loss carry-forwards will expire within eight to ten years. Until fiscal 2002 the realization of these assets through future taxable earnings was uncertain, and as a result a valuation allowance was recorded. As of September 30, 2002, the Company estimated that operating losses acquired in the Solect transaction would be realized through future taxable earnings. As a result, related valuation allowance of $8,957 was released as an offsetting reduction of the goodwill recorded in the Solect transaction. The remainder of the valuation allowance of $10,704 is related to Canadian operating losses other than those acquired in the Solect transaction.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 11 - SHORT-TERM FINANCING ARRANGEMENTS

         The Company's financing transactions are described below:

         As of September 30, 2002, the Company had available short-term general revolving lines of credit totaling $40,000. During fiscal 2002 and as of September 30, 2002, there was no outstanding balance under any of these credit lines.

         In addition, as of September 30, 2002, the Company had credit facilities totaling $43,840, limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of September 30, 2002 totaled $24,460. These were mostly supported by a combination of the credit facilities described above and restricted cash balances that the Company maintains with the issuing banks. See Note 9.

NOTE 12 - CONVERTIBLE NOTES

         In May 2001 the Company issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). The Company is obligated to pay interest on the Notes semi-annually on June 1 and December 1 of each year. The Notes are senior unsecured obligations of the Company and rank equal in right of payment with all of existing and future senior unsecured indebtedness of the Company. The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of 10.8587 shares per one thousand dollars principal amount, representing a conversion price of approximately $92.09 per share. The Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders' option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to pay the repurchase price in cash, Ordinary Shares or a combination of cash and Ordinary Shares.

         On July 23, 2002, the board of directors authorized the Company to repurchase the Notes, in such amounts, at such prices and at such times considered appropriate. Such repurchases may be made on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the Notes. During the fourth quarter of fiscal 2002, the Company had repurchased $54,946 aggregate principal amount of the Notes at an average price of $890 per $1,000 principal amount, resulting in a gain of $6,012. See Note 14. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. As of September 30, 2002, $445,054 aggregate principal amount of the Notes was outstanding.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 13 - NONCURRENT LIABILITIES AND OTHER

         Noncurrent liabilities and other consist of the following:

                                                      AS OF SEPTEMBER 30,
                                                      --------------------
                                                      2002           2001
                                                    --------      --------
Accrued employees costs                             $ 66,850      $ 62,663
Noncurrent customer advances                          24,146            --
Long-term portion of capital lease obligations        15,138        24,779
Noncurrent forward exchange obligations                   --         2,265
Accrued lease obligations                             14,031         2,166
Other                                                  3,914         1,086
                                                    --------      --------
                                                    $124,079      $ 92,959
                                                    ========      ========


NOTE 14 - INTEREST INCOME AND OTHER, NET

         Interest income and other, net consists of the following:

                                              YEAR ENDED SEPTEMBER 30,
                                      ---------------------------------------
                                         2002           2001            2000
                                      --------       --------       --------
Interest income                       $ 31,856       $ 32,156       $ 14,254
Interest expense                       (16,004)        (8,678)        (2,528)
Gain from repurchase of Notes(*)         6,012             --             --
Other, net                              (2,566)        (1,192)          (992)
                                      --------       --------       --------
                                      $ 19,298       $ 22,286       $ 10,734
                                      ========       ========       ========

--------------------

(*) See Note 12.

NOTE 15 - CONTINGENCIES

Commitments

         The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2002 are as follows:

     FOR THE YEARS ENDED SEPTEMBER 30,
     ---------------------------------
     2003                                                    $    43,794
     2004                                                         40,681
     2005                                                         36,540
     2006                                                         32,945
     2007                                                         23,805
     Thereafter                                                   26,416
                                                             -----------
                                                             $   204,181
                                                             ===========

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


         Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $2,634, $2,681, $1,794, $1,444, $914 and $1,746 for the years ended September 30, 2003, 2004, 2005, 2006, 2007 and thereafter, respectively. Of the $192,968 net operating leases, net of $11,213 of sublease income, $11,087 has been included in accrued restructuring charges as of September 30, 2002.

         Rent expense, including accruals for future lease losses, was approximately $39,141, $40,506 and $20,400 for fiscal 2002, 2001 and 2000, respectively.

Litigation

         Beginning on June 24, 2002, a number of complaints were filed by holders of the Company's Ordinary Shares against the Company and four of its officers and directors, in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The complaints allege violations of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. Each plaintiff seeks to represent a putative class of all purchasers of the Company's Ordinary Shares between July 18, 2000 (or, in some of the complaints, July 24, 2001) and June 20, 2002. The complaints generally allege that, during that period, the Company and the individual defendants made false or misleading statements, in press releases and Securities and Exchange Commission filings, regarding among other things the Company's future prospects, backlog, revenue, gross margin, acquisitions and accounting practices. Each plaintiff seeks unspecified monetary damages and other relief against all defendants. The parties in the New York cases have stipulated to transfer them to the Eastern District of Missouri. The court has not yet appointed a lead plaintiff. The Company disputes the allegations of wrongdoing in these complaints and intends to defend itself vigorously.

NOTE 16 - EMPLOYEE BENEFITS

         The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance expenses were approximately $9,953, $17,242 and $17,614 for fiscal 2002, 2001 and 2000, respectively.

            The Company sponsors defined contribution plans covering certain employees in the U.S., U.K. and Canada. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's fiscal 2002, 2001 and 2000 plan contributions were not significant.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 17 - CAPITAL TRANSACTIONS

         The following are details of the Ordinary Shares issued and outstanding:

                                    AS OF SEPTEMBER 30,
                                  ----------------------
                                    2002            2001
                                  -------        -------
Voting Ordinary Shares            220,780        211,849
Non-Voting Ordinary Shares          2,535         10,779
                                  -------        -------
Ordinary Shares issued            223,315        222,628
Less - treasury stock              (7,732)            --
                                  -------        -------
Ordinary Shares outstanding       215,583        222,628
                                  =======        =======


         All the Non-Voting Ordinary Shares are held by a single shareholder. Under the Company's Articles of Association, upon the transfer or sale of such shares to another party, the shares automatically convert to Voting Ordinary Shares.

         The Company's capital transactions are described below:

         On November 30, 1999 the Company issued 6,461 Ordinary Shares in connection with the acquisition of ITDS. On April 5, 2000 the Company issued 13,846 exchangeable shares in connection with the acquisition of Solect. See
Note 3.

         Total proceeds from the exercise of employee stock options amounted to $5,161, $13,967 and $21,360 in fiscal 2002, 2001 and 2000, respectively.

         On November 6, 2001, the Company announced that its board of directors had approved a twelve-month share repurchase program authorizing the repurchase of up to 11,000 Ordinary Shares, or approximately 5% of the Company's outstanding Ordinary Shares as of that date. On April 23, 2002, the Company announced that its board of directors had expanded the existing stock repurchase plan to authorize the purchase of up to 20,000 shares, or approximately 9% of the Company's outstanding Ordinary Shares. Under the program, from time to time through November 2002, the Company was authorized to repurchase shares on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws, and at times and prices considered appropriate by the Company. During fiscal 2002 the Company repurchased 7,732 Ordinary Shares, at an average price of $14.13 per share. The Company funded these repurchases, and intends to fund any future repurchases, with available funds.

NOTE 18 - STOCK OPTION AND INCENTIVE PLAN

         In January 1998, the Company first adopted, and in each of January 1999, January 2000 and January 2001 the Company has amended, the Amdocs Limited 1998 Stock Option and Incentive Plan (the "Plan"). Under the provisions of the Plan, 32,300

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


Ordinary Shares are available to be granted to officers, directors, employees and consultants. Such options fully vest over one to nine years and have a term of ten years.

         On November 30, 1999, the Company issued additional options to purchase 1,103 Ordinary Shares in connection with the acquisition of ITDS to replace issued ITDS options. On April 5, 2000, the Company issued additional options to purchase 1,654 Ordinary Shares in connection with the acquisition of Solect to replace issued Solect options. See Note 3.

         The following table summarizes information about share options, as well as changes during the years ended September 30, 2002, 2001 and 2000:

                                           NUMBER OF       WEIGHTED
                                            SHARE           AVERAGE
                                           OPTIONS       EXERCISE PRICE
                                           ---------     --------------
Outstanding as of October 1, 1999          6,236.9       $  11.75

Granted                                    4,948.7          52.82
Options exchanged in acquisitions          2,756.7          18.24
Exercised                                 (2,057.5)         10.38
Forfeited                                   (656.7)         30.11
                                          ---------
Outstanding as of September 30, 2000      11,228.1          30.62

Granted                                    5,745.2          50.15
Exercised                                 (1,462.8)          9.73
Forfeited                                 (1,359.3)         49.59
                                          ---------
Outstanding as of September 30, 2001      14,151.2          38.89

Granted                                   16,648.5          23.88
Exercised                                   (688.9)          7.49
Forfeited                                 (2,418.8)         44.02
                                          ---------
Outstanding as of September 30, 2002      27,692.0          30.30
                                          =========

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


         The following table summarizes information about share options outstanding as of September 30, 2002:

                            OUTSTANDING AS OF                                                  EXERCISABLE AS OF
                           SEPTEMBER 30, 2002                                                SEPTEMBER 30, 2002
----------------------------------------------------------------------------         --------------------------------
                                                WEIGHTED
                                                AVERAGE
                                               REMAINING            WEIGHTED
                                              CONTRACTUAL            AVERAGE                              WEIGHTED
                            NUMBER                LIFE              EXERCISE           NUMBER             AVERAGE
   EXERCISE PRICE        OUTSTANDING           (IN YEARS)             PRICE          EXERCISABLE       EXERCISE PRICE
   --------------        -----------          -----------           --------         -----------       --------------
$ 0-3.01                   993.9                   5.70               $ 2.02            857.3               $ 1.95
  6.40-18.60             6,163.5                   9.23                 8.70            766.1                11.93
 20.85-28.60             4,238.3                   8.41                26.36            418.7                23.91
 30.94-31.90             6,257.0                   9.20                31.01              4.6                30.94
 33.07-47.25             5,732.8                   8.51                37.63          1,256.6                38.29
 47.90-65.01             3,528.4                   7.98                58.58          1,240.1                58.34
 66.25-78.31               778.1                   7.81                71.04            358.5                71.03


         The weighted average grant-date fair value of the 16,648.5, 5,745.2 and 4,948.7 options granted in fiscal 2002, 2001 and 2000, respectively, amounted to $10.93, $23.07 and $35.71, respectively, per option. The Company utilized the Black-Scholes option-pricing model to estimate fair value, utilizing the following assumptions for the year (all in weighted averages):

                                    YEAR ENDED SEPTEMBER 30,
                                ------------------------------
                                 2002        2001        2000
                                -----       -----       -----
Risk-free interest rate          2.85%       5.15%       5.75%
Expected life of options         2.89        3.26        3.23
Expected annual volatility      0.756       0.660       1.086
Expected dividend yield          None        None        None


         Had compensation cost for the Company's options been determined based on fair value at the grant dates for awards made in fiscal 2002, 2001 and 2000 in accordance with SFAS No. 123, the Company's pro forma net loss and loss per share would have been as follows:

                                                   YEAR ENDED SEPTEMBER 30,
                                      ---------------------------------------------
                                          2002               2001             2000
                                      -----------       -----------     -----------
Pro forma net loss                    $  (115,224)      $    (3,502)    $   (23,022)
Pro forma diluted loss per share            (0.52)            (0.02)          (0.11)

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 19 - (LOSS) EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted
(loss) earnings per share:

                                                                    YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------------
                                                                2002            2001            2000
                                                             ---------       ---------      ---------
Numerator:
    Net (loss) income                                        $  (5,061)      $  66,386      $   5,978
                                                             =========       =========      =========
Denominator:
   Denominator for basic (loss) earnings per share -
     weighted average number of shares outstanding (1)         220,361         222,002        212,005
   Effect of dilutive stock options granted (2)                     --           4,830          4,930
                                                             ---------       ---------      ---------
   Denominator for dilutive (loss) earnings per share -
     adjusted weighted average shares and assumed
     conversions (1)                                           220,361         226,832        216,935
                                                             =========       =========      =========
Basic (loss) earnings per share                              $   (0.02)      $    0.30      $    0.03
                                                             =========       =========      =========
Diluted (loss) earnings per share                            $   (0.02)      $    0.29      $    0.03
                                                             =========       =========      =========


--------------------

(1) The weighted average number of shares outstanding includes exchangeable shares issued to shareholders of Amdocs Canada, Inc. (formerly Solect) pursuant to the Company's acquisition of Solect in April 2000, which are exchangeable for the Company's Ordinary Shares on a one-for-one basis.

(2) Due to net loss, 2,201 anti-dilutive securities are excluded from the computation of diluted average number of shares outstanding.

         The effect of the Notes on diluted (loss) earnings per share was anti-dilutive for the years ended September 30, 2002 and 2001, and therefore was not included in the calculation above. The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic (loss) earnings per share. See Note 17.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 20 - SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

         The Company and its subsidiaries operate in one business segment, providing business support systems and related services primarily for the communications industry.

     GEOGRAPHIC INFORMATION

         The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                YEAR ENDED SEPTEMBER 30,
                       ------------------------------------------
                           2002            2001            2000
                       ----------      ----------      ----------
     REVENUE
North America          $  999,037      $  825,309      $  510,129
Europe                    466,098         549,106         474,300
Rest of the world         148,430         159,495         133,891
                       ----------      ----------      ----------
Total                  $1,613,565      $1,533,910      $1,118,320
                       ==========      ==========      ==========

LONG-LIVED ASSETS
North America (1)      $  842,782      $  866,846      $1,041,383
Israel (2)                 77,988          88,794          85,518
Rest of the world          60,346          43,571          33,466
                       ----------      ----------      ----------
Total                  $  981,116      $  999,211      $1,160,367
                       ==========      ==========      ==========


--------------------
(1) Primarily goodwill, computer software and intellectual property rights.

(2)         Primarily computers and vehicles.



     REVENUE AND CUSTOMER INFORMATION

         Customer care and billing, customer relationship management or CRM, and order management systems (collectively, "CC&B") include systems for wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and IP services. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.

                         YEAR ENDED SEPTEMBER 30,
               ------------------------------------------
                  2002            2001             2000
               ----------      ----------      ----------
CC&B           $1,439,980      $1,379,654      $  986,553
Directory         173,585         154,256         131,767
               ----------      ----------      ----------
Total          $1,613,565      $1,533,910      $1,118,320
               ==========      ==========      ==========

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     SALES TO SIGNIFICANT CUSTOMERS

         The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

                                                  YEAR ENDED SEPTEMBER 30,
                                                  ------------------------
                                                   2002     2001     2000
                                                   ----     ----     ----
Nextel Communications group                         12%      10%      (*)%
SBC Communications Inc. group, a related party      11       13       13
Vodafone group                                      10       11       14

--------------------
(*) Less than 10 percent of total revenue



NOTE 21 - OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

         In October 2001, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, the Company recorded a nonrecurring charge of $13,311 in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs. In addition, as part of a general effort to reduce costs, the Company has decreased its overall commitments for employee compensation, through a lesser reliance on fixed compensation programs and a greater reliance on discretionary arrangements.

         On June 20, 2002, the Company announced its intention to implement a cost reduction program to reduce costs by approximately 10% in response to a decline of the Company's forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts for the Company than it had expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under the Company's contracts with some of its customers.

         The Company recorded a charge of $20,919 in the fourth quarter of fiscal 2002, consisting primarily of employee separation costs in connection with the elimination of approximately one thousand positions of software and information technology specialists and administrative professionals that have been eliminated by the Company, with the remainder for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, the

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


Company expects to pay substantially all of the remaining accrual balance of the cost reduction program in the first quarter of fiscal 2003.

         These charges are included in "restructuring charges, in-process research and development and other indirect acquisition-related costs" for the year ended September 30, 2002.

         As of September 30, 2002, the remaining restructuring expense reserves were $14,884. The remaining employee separation costs are expected to be paid out through the first quarter of fiscal 2003. Facility related costs are expected to be paid out through April 2012. Actual future cash requirements may differ materially from the accrual as of September 30, 2002, particularly if actual sublease income is significantly different from current estimates.

         A summary of restructuring activities along with respective remaining reserves follows:

                                                                                    Balance as of
                           Restructuring Charges       Cash           Non-cash    September 30, 2002
                           ---------------------       ----           --------    ------------------
                          Plan 1(*)    Plan 2(*)
                          ---------    ---------
Employee separation
  costs                  $  2,530      $ 11,353       $(10,525)      $     --           $  3,357
Facilities                  6,255         7,880         (3,048)            --             11,087
Asset write-offs            4,126         1,584             --         (5,710)                --
Other                         400           102            (62)            --                440
                         --------      --------       --------       --------           --------
                         $ 13,311      $ 20,919       $(13,635)      $ (5,710)          $ 14,884
                         ========      ========       ========       ========           ========


--------------------
(*) Plan 1 refers to the closure of the Stamford facility in the first quarter of fiscal 2002. Plan 2 refers to the cost reduction program implemented in the fourth quarter of fiscal 2002.

For additional cost reduction measures, see Note 24.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 22 - FINANCIAL INSTRUMENTS

         The Company enters into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based currencies and treats these for accounting purposes as fair value hedges. The Company also enters into forward contracts in foreign currency to reduce the exposure associated with estimated receipts from customers and with anticipated costs (primarily personnel costs), in non-U.S. dollar-based currencies and treats these as cash flow hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. Generally, the Company measures the differential between forward rates and spot rates on forward exchange contracts as the inherent ineffectiveness of a hedging arrangement. Accordingly, changes in the fair value of forward exchange contracts, which are classified as fair value hedges, offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. The effective portion of the change in the fair value of forward exchange contracts, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to hedge the impact of the variability in exchange rates on certain accounts receivables and investment in Certen convertible debentures denominated in foreign currencies.

         The fair values of the forward derivatives were $(7,125) and $(11,298) on September 30, 2002 and 2001, respectively. The Company currently enters into forward exchange contracts exclusively with major financial institutions.

         During fiscal 2002 and 2001, there were no significant gains or losses recognized in earnings for hedge ineffectiveness, and the Company did not recognize in earnings any significant gains or losses resulting from a hedged firm commitment that no longer qualified as a fair value hedge. During fiscal 2002, the Company recognized in earnings $25 loss resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges.

         Derivatives gains and losses, that are included in other comprehensive income, are reclassified into earnings at the time the forecasted revenue or operation expenses are recognized. The Company estimates that a $4,874 derivative net loss included in other comprehensive income will be reclassified into earnings within the next twelve months.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 23 - SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following are details of the unaudited quarterly results of operations for the three months ended:

                                           SEPTEMBER
                                              30,           JUNE 30,        MARCH 31,    DECEMBER 31,
                                           ---------       ---------       ---------     ------------
2002 (*)
Revenue                                    $ 355,520       $ 380,135       $ 455,269      $ 422,641
Operating (loss) income                      (25,385)          2,503          50,813         21,229
Net (loss) income                             (8,986)        (26,851)         26,441          4,334
Basic and diluted (loss) earnings per
  share                                        (0.04)          (0.12)           0.12           0.02

2001
Revenue                                    $ 415,447       $ 404,007       $ 372,289      $ 342,167
Operating income                              49,529          44,864          37,356         27,532
Net income                                    19,905          18,492          15,413         12,576
Basic and diluted earnings per share            0.09            0.08            0.07           0.06


--------------------
(*) In fiscal 2002, the fiscal quarters ended December 31, 2001 and September 30, 2002 included restructuring charges, purchased in-process research and development expense and gain from the repurchase of Notes of $30,711, $20,919 and $6,012, respectively.

NOTE 24 - SUBSEQUENT EVENT

         On November 27, 2002 the Company announced a series of measures designed to reduce costs and improve productivity. As part of this plan, the Company will reduce its workforce by approximately 400 positions out of a total workforce of 9,000 employees. The reductions will be from different centers around the world. In addition, the Company will implement other cost reduction measures, including travel cuts and reductions in other discretionary costs.

         Item 2.   Financial Statement Schedule

VALUATION AND QUALIFYING ACCOUNTS

                                                      Additions
------------------------------------------------------------------------------------------------------------
Description               Balance at      Charged to    Charged to other       Deductions      Balance at
                          beginning of    costs and     accounts                               end of period
                          period          expenses
------------------------------------------------------------------------------------------------------------
Accounts receivable         4,118            --             22,859(*)               (737)             26,240
allowances
Valuation allowances       27,907            --                 --               (17,203)             10,704

(*) Includes accounts receivable allowance of $13,777 acquired as part of the acquisition of Clarify.

           Item 3.   Operating and Financial Review and Prospects


                                 AMDOCS LIMITED
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

         In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

         -        the factors that affect our business,

         - our revenue and costs for the fiscal years ended September 30, 2002, 2001 and 2000,

         - the reasons why such revenue and costs were different from year to year,

         -        the sources of our revenue,

         - the impact of changes we have made to our organizational structure,

         -        how all of this affects our overall financial condition,

         - our expenditures for the fiscal years ended September 30, 2002, 2001 and 2000, and

         - the sources of our cash to pay for future capital expenditures and possible acquisitions.

         In this section, we also analyze and explain the annual changes in the specific line items in our consolidated statements of operations. You should read this section in conjunction with our consolidated financial statements, which follow.

OVERVIEW OF BUSINESS AND TREND INFORMATION

         Our market focus is the communications industry, and we are a leading provider of software products and services to that industry. The products and services that we provide are known as business support systems, which we refer to as "BSS". Our BSS products consist primarily of customer care and billing, customer relationship management and order management systems. We refer to these, collectively, as "CC&B Systems". We refer to our customer relationship management products as "CRM" products. Our products also include a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

         Our CC&B Systems and our Directory Systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content,

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer multiple service packages, commonly referred to as convergent services. Because of the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services, such as the operation of data centers and the provision of communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

         As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. See the discussion below under the caption "Acquisitions".

         We derive our revenue principally from:

         - the sale of licenses for our products, including initial license fees and incremental license fees resulting from increases in a customer's business volume,

         - the sale of services related to our products, including customization, implementation and integration services,

         - recurring revenue from ongoing support and maintenance provided to our customers, and

         - providing outsourcing and other related services for our customers.


         We usually sell our software as part of an overall solution offered to a customer, in which significant customization and modification to our software generally is required. As a result, we generally recognize revenue over the course of these long-term projects. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In outsourcing contracts, we recognize revenue from the operation and maintenance of customers' billing systems in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a substantial portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


completing such projects may significantly affect our annual and quarterly operating results.

         Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry, the market value, financial results and prospects, and capital spending levels of communications companies have declined or degraded.

         The persistence and worsening of the downturn in the communications industry have significantly impacted our business. Over the past year, further slowdowns in customer buying decisions stemming from overall reductions in the capital investment budgets of many communications service providers have led to fewer new contracts than we had expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under our contracts with some of our customers. These factors, combined with the continuing general economic slowdown, resulted in our achieving lower revenue levels than expected during the second half of fiscal 2002.

         Due to our heavy dependence on the communications industry, we can be adversely affected by bankruptcies or other business failures in that industry. Failures in the communications industry could harm our business and might have a material adverse effect on our operating results and financial condition.

         Total license and service revenue for the fiscal year ended September 30, 2002 was $1,613.6 million, compared to $1,533.9 million in fiscal 2001 and $1,118.3 million in fiscal 2000.

         License and service fees from the sale of CC&B Systems amounted to $1,440.0 million in the year ended September 30, 2002, compared to $1,379.7 million in fiscal 2001 and $986.5 million in fiscal 2000. In fiscal 2002, license and service fees from the sale of CC&B Systems represented 89.2% of our total revenue, compared to 89.9% in fiscal 2001 and 88.2% in fiscal 2000.

         We believe that we are a leading global provider of CC&B Systems. We provide a broad set of CC&B Systems, with proven functionality and scalability, accompanied by a comprehensive range of support services.

         We believe that demand for our CC&B Systems is driven by, among other key factors:

         -        the global penetration of communications service providers,

         - the emergence of new communications products and services, especially IP, data and content services,

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


         - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

         - the business needs of communications service providers to reduce costs and retain customers, and

         -        a shift from in-house management to vendor solutions.

         We also believe that additional drivers of demand are the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity and reduce costs of communications providers.

         Another key to demand for our CC&B Systems is the practice by certain communications service providers to outsource entirely their customer care and billing functions.

         Although we are unable at this time to forecast demand for our CC&B Systems, we could experience additional revenue softness in the future as a result of the downturn in the communications industry. This industry-wide downturn had a direct negative impact on our results in fiscal 2002, reducing both the number of new contracts we have been able to obtain, and the initial spending commitments and discretionary spending levels of some of our customers. As a result, we expect that revenue attributable to our CC&B Systems will decrease in the first quarter of fiscal 2003. As of November 30, 2002 we have no clear indication for the second quarter of fiscal 2003 or subsequent periods. Accordingly, at this point, we cannot predict whether revenue levels will continue to deteriorate or have stabilized. However, we expect that revenue attributable to our CC&B Systems in fiscal 2003 will be lower than in fiscal 2002.

         License and service fees from the sale of Directory Systems amounted to $173.6 million in the year ended September 30, 2002, compared to $154.2 million in fiscal 2001 and $131.8 million in fiscal 2000. In fiscal 2002, license and service fees from the sale of Directory Systems represented 10.8% of our total revenue, compared to 10.1% in fiscal 2001 and 11.8% in fiscal 2000.

         We believe that we are a leading provider of Directory Systems in most of the markets that we serve. We are unable at this time to forecast demand for our Directory Systems and related outsourcing projects for fiscal 2003 because our results are highly dependent on our ability to secure certain new contracts.

SENIOR MANAGEMENT TRANSITION AND NEW ORGANIZATIONAL STRUCTURE

         In March 2002, we announced a senior management transition. Effective July 1, 2002, Dov Baharav, who previously had served as Chief Financial Officer of Amdocs

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


Management Limited, assumed the role of President and Chief Executive Officer. Ron Moskovitz, who previously had served as Vice President of Finance for Amdocs Management Limited, took over the role of Chief Financial Officer. Mr. Baharav replaced Avinoam Naor in the positions of President and Chief Executive Officer of Amdocs Management Limited. Mr. Naor became the Vice Chairman of our board of directors.

         Under the leadership of our new management team and in response to changing market conditions, we implemented a new organizational structure during the fourth quarter of fiscal 2002. Our operations are now centered around two main groups, the Offering Group and the Delivery Group. The Offering Group is responsible for developing and marketing our BSS products, while the Delivery Group is responsible for project and service delivery to our customers.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

         In October 2001, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and we closed the Stamford facility. As a direct result of this closure, we recorded a nonrecurring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs.

         In addition, in the first quarter of fiscal 2002, as part of a general effort to reduce costs, we have decreased our overall commitments for employee compensation, through a lesser reliance on fixed compensation programs and a greater reliance on discretionary arrangements.

         On June 20, 2002, we announced our intention to implement a cost reduction program to reduce costs by approximately 10% in response to a decline of our forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts than we had expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under our contracts with some of our customers.

         We recorded a charge of $20.9 million in the fourth quarter of fiscal 2002, consisting primarily of employee separation costs in connection with the elimination of approximately 1,000 positions, with the remainder for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, we expect to pay substantially all of the remaining accrual balance of the cost reduction program in the first quarter of fiscal 2003.

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


      These charges are included in "restructuring charges, in-process research and development and other indirect acquisition-related costs" for the year ended September 30, 2002.

      Implementation of our cost reduction program permitted us to achieve cost savings of approximately $18 million in the fourth quarter of fiscal 2002. We believe that the cost reduction program will create additional quarterly cost savings of approximately $12 million, which will achieve an overall savings of $30 million each quarter on an ongoing basis compared to the expense level in the third quarter of fiscal 2002. During the fourth quarter of fiscal 2002 we notified all affected employees of their termination. However, some of these individuals remained on our payroll as our employees through the end of the fourth quarter. As a result, the cost savings achieved in the fourth quarter were partial.

      For additional cost reduction measures, see the discussion below under the caption "Subsequent Event".

ADOPTION OF NEW ACCOUNTING STANDARDS

      In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

      SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

      SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be subject to periodic impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

      Other intangible assets, such as workforce-in-place, will be reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

      Effective October 1, 2002 we will adopt SFAS No. 142. Subsequent to the adoption of the new rules, we will perform the first of the required periodic impairment tests of goodwill and intangible assets recorded as of October 1, 2002. Thereafter, a periodic impairment test will be performed at least annually. We have not yet determined what the effect of these tests will be on our earnings and financial position. We recorded goodwill and workforce-in-place amortization of $204.6 million in fiscal 2002, $204.6 million in fiscal 2001 and $104.3 million in fiscal 2000. See the discussion below under the caption "Acquisitions".

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB
Statements

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. Gains or losses from extinguishment of debt for fiscal years beginning after May 15, 2002 shall not be classified as extraordinary items unless certain provisions are met. Early adoption was encouraged. We adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gain related to the repurchase of our convertible notes. See the discussion below under the caption "Convertible Notes".

ACQUISITIONS

      As part of our strategy, we may pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths.

      In November 1999, we acquired International Telecommunication Data Systems, Inc. ("ITDS") in a stock-for-stock acquisition. The acquisition of ITDS, a leading provider of solutions to communications companies for outsourcing of billing operations, expanded the scope of our CC&B Systems offerings. We believe that this acquisition further established our leadership in providing total solutions to the communications industry. The total purchase price of $189.0 million consisted of the issuance of 6,461,376 ordinary shares, the grant of options to purchase 1,102,955 ordinary shares and transaction costs. We have since renamed ITDS, Amdocs Stamford, Inc.

      In April 2000, we acquired Solect Technology Group Inc. ("Solect") in a stock-for-stock acquisition. The acquisition of Solect, a leading provider of billing and customer care software to IP service providers, including wireless and application service providers, or ASPs, expanded our IP service provider customer base for CC&B Systems. In the acquisition, all then outstanding common shares of Solect were exchanged for shares of a newly issued class of exchangeable shares of Solect. The exchangeable shares entitle holders to dividends and other rights economically equivalent to our ordinary shares, including the right, through a voting trust, to vote at our shareholder meetings. The exchangeable shares are exchangeable at the option of the holders into our ordinary shares on a one-for-one basis. The total purchase price of $1,087.7 million consisted of the issuance of 13,846,302 exchangeable shares, the grant of options to purchase 1,653,662 ordinary shares and transaction costs. We have since renamed Solect, Amdocs Canada, Inc.

      On November 28, 2001, we purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positioned us as a leading provider of CRM software to the communications industry and, through our addition of Clarify's CRM software to our CC&B Systems offerings, reinforced our leadership in delivering a comprehensive portfolio of business software applications. Following the acquisition, we have continued to sell Clarify's CRM software to customers other than communication service providers. Although these

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


customers are not the primary focus of our business, we believe that revenue from such customers will slightly increase over time. The total purchase price for Clarify, as of September 30, 2002, was $212.0 million in cash, including transaction costs of $8.3 million. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11.3 million reduction of the purchase price to $200.7 million in the first quarter of fiscal 2003.

      We accounted for the ITDS, Solect and Clarify acquisitions using the purchase method of accounting. We have included the fair market value of the assets and liabilities acquired in these transactions in our balance sheet and the results of operations for the acquired entities in our consolidated statements of operations as of the closing date of each acquisition. In each case, we obtained a valuation of the intangible assets acquired. The value of the acquired technology included both existing technology and in-process research and development. The valuation of these items was estimated by applying the income forecast method, which considered the present value of cash flows by product lines. We amortized the fair value of existing technology products over two years, commencing as of the closing date of the applicable acquisition. We charged as an expense in-process research and development immediately following the completion of each acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method", because in each case such technology had not reached technological feasibility and had no alternative use. We are amortizing the fair value of customer arrangements and workforce-in-place over five years in the case of ITDS and three years in the case of Solect and Clarify. These amortizations commenced on the closing date of the applicable acquisition.

      The excess of the purchase price over the fair value of the net assets acquired constitutes goodwill. We began amortizing goodwill from the ITDS acquisition over a 15-year period and from the Solect acquisition over a five-year period, in each case commencing on the closing date of the applicable acquisition. According to the transition provisions of SFAS No. 142, goodwill for acquisitions completed subsequent to June 30, 2001 is not amortized and goodwill for acquisitions completed prior to June 30, 2001 is amortized only through September 30, 2002. See the discussion above under the caption "Adoption of New Accounting Standards". In accordance with these provisions, the goodwill relating to the Clarify acquisition has been not amortized. Commencing October 1, 2002, as a result of our adoption of SFAS No. 142, we will cease amortizing goodwill related to the ITDS and Solect acquisitions and all goodwill will be subject to periodic impairment tests. Also effective October 1, 2002, we adopted SFAS No. 141 for acquisitions prior to July 1, 2001, which requires us to reclassify to goodwill certain other intangible assets, such as workforce-in-place. The amount assigned to Clarify goodwill was subject to possible purchase price adjustments and other contingencies, which were settled in October 2002, as discussed above.

      No further investments were made in the projects written-off in our acquisitions.

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


      For more information on our acquisitions, see Note 3 to the consolidated financial statements included in this document.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $124.1 million, $105.8 million and $74.9 million in the fiscal years ended September 30, 2002, 2001 and 2000, respectively, representing 7.7%, 6.9% and 6.7%, respectively, of our revenue in these fiscal years. We believe that our research and development efforts are a key element of our strategy and are essential to our success. Although we intend to continue to devote resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures.

      We regard significant portions of our software products and systems as proprietary. We rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.

CONVERTIBLE NOTES

      In May 2001 we issued $500.0 million aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). We are obligated to pay interest on the Notes semi-annually on June 1 and December 1 of each year. The Notes are our senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness. The Notes are convertible, at the option of the holders at any time before the maturity date, into our ordinary shares at a conversion rate of 10.8587 shares per $1,000 principal amount of Notes, representing a conversion price of approximately $92.09 per share. The Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at our option, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holder's option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. We may choose to pay the repurchase price in cash, ordinary shares or a combination of cash and ordinary shares.

      On July 23, 2002, our board of directors authorized us to repurchase Notes, in such amounts, at such prices and at such times considered appropriate. Such repurchases may be made on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the Notes. As of September 30, 2002, we had repurchased $54.9 million aggregate principal amount of the Notes, at an average price of $890 per $1,000 principal amount. We funded these repurchases, and intend to fund any future repurchases, with available funds. As of September 30, 2002, $445.1 million aggregate principal amount of the Notes was outstanding.

SHARE REPURCHASE PROGRAM

      In November 2001, our board of directors approved a twelve-month share repurchase program, authorizing the repurchase of up to 11 million of our ordinary shares, or approximately 5% of our outstanding ordinary shares as of that date. In April 2002, our board of directors expanded the stock repurchase plan to authorize the purchase of up to 20 million shares, or approximately 9% of our then outstanding ordinary shares. Under the program, from time to time through November 2002, we were authorized to repurchase shares on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws, and at times and prices as we deemed appropriate. During 2002 we repurchased 7.7 million of our ordinary shares at a weighted average price of $14.13 per share. We funded these repurchases, and intend to fund any future repurchases, with available funds.

INVESTMENT

      In January 2001 we formed Certen Inc. ("Certen") with Bell Canada to provide customer care and billing solutions to Bell Canada and some of its affiliated companies. Certen is owned 90% by Bell Canada and 10% by us. Commencing on the 30-month anniversary of the transaction, convertible debentures issued by Certen to us will be convertible into an additional 35% ownership interest in Certen. Our relative ownership interests might be modified further through the exercise of a series of contractual rights, commencing on the 30-month anniversary of the transaction. We are providing the customer care and billing software required by Certen, including customization, installation, maintenance and other services. We account for our investment in Certen under the cost method.

ADJUSTMENT TO THE BASIS OF INVESTMENTS

      In fiscal 2002, we recorded pretax charges of $5.5 million to adjust the carrying value of two investments, accounted for by us under the cost method. In fiscal 2001, we recorded pretax charges of $6.8 million to adjust the carrying value of four investments, accounted for by us under the cost method. We periodically monitor the economic and

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


financial aspects of our interests in all of our investments. Following these adjustments, as of September 30, 2002, our only remaining investment accounted for under the cost method was Certen.

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


OPERATING RESULTS

      The following table sets forth for the fiscal years ended September 30, 2002, 2001 and 2000 certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                                      YEAR ENDED SEPTEMBER 30,
                                                                      ------------------------
                                                 2002                            2001                          2000
                                                 ----                            ----                          ----
                                         PRO                              PRO                          PRO
                                      FORMA(*)       AS REPORTED       FORMA(*)       AS REPORTED    FORMA (*)       AS REPORTED
                                      --------       -----------       --------       -----------    ---------       -----------
Revenue:
  License........................        9.5%            9.5%            11.2%           11.2%          11.2%           11.2%
  Service........................       90.5            90.5             88.8            88.8           88.8            88.8
                                      --------       -----------       --------       -----------    ---------       -----------
                                       100.0           100.0            100.0           100.0          100.0           100.0
                                      --------       -----------       --------       -----------    ---------       -----------
Operating expenses:
  Cost of license................        0.3             0.3              0.4             0.4            0.5             0.5
  Cost of service................       57.5            57.5             55.3            55.3           57.2            57.2
  Research and development.......        7.7             7.7              6.9             6.9            6.7             6.7
  Selling, general and
    administrative...............       13.9            13.9             12.7            12.7           12.3            12.3
  Amortization of goodwill and
    purchased intangible assets..
                                          --            14.4               --            14.3             --             9.9
  Restructuring charges,
    in-process research and
    development and other
    indirect acquisition-related
    costs........................         --             3.2               --              --             --             6.8
                                      --------       -----------       --------       -----------    ---------       -----------
                                        79.4            97.0             75.3            89.6           76.7            93.4
                                      --------       -----------       --------       -----------    ---------       -----------
Operating income                        20.6             3.0             24.7            10.4           23.3             6.6
Interest income and other, net
                                         0.8             1.2              1.4             1.4            1.0             1.0
                                      --------       -----------       --------       -----------    ---------       -----------
Income before income taxes              21.4             4.2             26.1            11.8           24.3             7.6
Income taxes                             6.0             4.6              7.8             7.5            7.3             7.1
                                      --------       -----------       --------       -----------    ---------       -----------
Net (loss) income                       15.4%           (0.3)%           18.3%            4.3%          17.0%            0.5%
                                      ========       ===========       ========       ===========    =========       ===========

---------------

(*) The above pro forma financial information regarding our operating results is provided as a complement to results reported in accordance with accounting principles generally accepted in the United States. We use this pro forma financial information in our internal analysis because it enables us to consistently analyze the critical components and results of operations and to have a meaningful comparison to prior years. This pro forma financial information excludes (i) amortization of goodwill and purchased intangible assets, (ii) for fiscal 2002 and 2000 only, $17.4 million and $75.6 million, respectively, for purchased in-process research and development and other indirect acquisition-related costs, attributable to our acquisitions, (iii) for fiscal 2002 only, $13.3 million for a nonrecurring charge related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility, $20.9 million for restructuring charge related to the cost reduction program, (iv) for fiscal 2002 only, $6.0 million gain attributable to the repurchase of Notes and (v) all related tax effects attributable to the above of $23.3 million, $5.3 million and $2.6 million for fiscal 2002, 2001 and 2000, respectively. We refer to the items in clauses (i) and (ii) collectively, as the "acquisition-related charges".

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)

FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001

      Revenue. Total revenue for the year ended September 30, 2002 was $1,613.6 million, an increase of $79.7 million, or 5.2%, over fiscal 2001. This growth rate was significantly less than the 37.2% revenue increase we had been able to achieve between fiscal 2000 and 2001, primarily as a result of the pronounced decrease in our CC&B Systems revenue in the second half of fiscal 2002, partially offset by revenue attributable to our acquisition of Clarify. While CC&B Systems revenue levels in the first six months of fiscal 2002 were 23.8% higher than revenue levels for CC&B Systems in the comparable period of fiscal 2001, and 6.3% higher sequentially based on a comparison of our second to our first fiscal quarters of 2002, CC&B Systems revenue declined significantly in the second six months of fiscal 2002. The Company experienced a $130.6 million, or 16.6%, decline in revenue from our CC&B Systems between the first half and second half of fiscal 2002 and sequential declines of $65.9 million or 16.3% and $23.0 million or 6.8%, between the second and third fiscal quarters and third and fourth fiscal quarters of 2002, respectively.

      The recent quarterly trends in our total revenue are summarized below (in millions):

                               Q1                    Q2                   Q3                   Q4
                               --                    --                   --                   --
  Fiscal 2002             $     422.6          $     455.3           $     380.1          $     355.5
  Fiscal 2001             $     342.2          $     372.3           $     404.0          $     415.4

      As of November 30, 2002 we expect that total revenue for the first quarter of fiscal 2003 will be in the range of $333 million to $338 million. We are unable at this time to forecast beyond the first quarter of fiscal 2003. We could experience stabilization of revenue levels or additional revenue softness in future quarters. However, we expect that our revenue in fiscal 2003 will be lower than in fiscal 2002.

      License revenue decreased from $171.4 million in the year ended September 30, 2001 to $153.7 million in the year ended September 30, 2002, a decrease of 10.4%, while service revenue increased 7.2% to $1,459.9 million in the year ended September 30, 2002 from $1,362.5 million in the year ended September 30, 2001. The decrease in license revenue and the smaller than expected growth in service revenue are attributable primarily to the slowdown in customer buying decisions in the second half of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers. This reduction in investment by our customers has resulted in our obtaining fewer new contracts than expected and smaller than expected initial spending commitments under contracts with some of our customers. The smaller than anticipated increase in service revenue is also attributable, in part, to reduced

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


discretionary spending under our contracts with some of our customers in the second half of fiscal 2002.

      Total CC&B Systems revenue for the year ended September 30, 2002 was $1,440.0 million, an increase of $60.3 million, or 4.4%, over fiscal 2001. During fiscal 2002, the demand for our CC&B Systems was primarily driven by the need for communications companies to continue to upgrade their customer care and billing, CRM software and order management systems in response to competition in the subscriber markets, the need to offer new data services and the need to improve productivity and operational efficiency. In addition, demand for our CC&B Systems was enhanced by our acquisition of Clarify, which added Clarify's CRM software to our CC&B Systems offerings. As a result of the Clarify acquisition, we derived a portion of our CC&B Systems revenue in fiscal 2002 from customers other than communications service providers. For the year ended September 30, 2002, $59.9 million of our CC&B Systems revenue was attributable to such customers. Although our business is not focused on such non-communications service provider customers, we believe that revenue from such customers will slightly increase over time.

      Revenue from Directory Systems was $173.6 million for the year ended September 30, 2002, an increase of $19.3 million, or 12.5%, over fiscal 2001. The increase is attributable primarily to extensions of agreements with and additional services rendered to existing customers.

      In the year ended September 30, 2002, revenue from customers in North America, Europe and the rest of the world accounted for 61.9%, 28.9% and 9.2%, respectively, compared to 53.8%, 35.8% and 10.4%, respectively, for fiscal 2001. The growth in North American revenue in the year ended September 30, 2002, was attributable primarily to increased activity from existing customers.

      Cost of License. Cost of license for the year ended September 30, 2002 was $5.1 million, a decrease of $0.6 million, or 10.6%, over the cost of license for fiscal 2001. Cost of license includes amortization of purchased computer software and intellectual property rights, and is decreasing as a result of our amortizing on a faster than straight-line basis.

      Cost of Service. Cost of service for the year ended September 30, 2002 was $928.3 million, an increase of $80.7 million, or 9.5%, over the cost of service of $847.6 million for fiscal 2001. As a percentage of revenue, cost of service increased to 57.5% in fiscal 2002 from 55.3% in fiscal 2001. The increase in cost of service as a percentage of revenue is attributable to the decrease in license revenue and the slight decrease in the gross margin of our service revenue in the second half of fiscal 2002. As a result of general economic and other factors negatively impacting our markets, we took steps to decrease our costs. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


      Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development program. For the year ended September 30, 2002, research and development expense was $124.1 million, or 7.7% of revenue, compared with $105.8 million, or 6.9% of revenue, in fiscal 2001. The increase in expense reflects ongoing expenditures primarily for CC&B Systems. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

      Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 14.3% to $223.6 million, or 13.9% of revenue, in the year ended September 30, 2002 from $195.6 million, or 12.7% of revenue, in fiscal 2001. The increase in selling, general and administrative expense as a percentage of revenue is attributable primarily to the increase in our selling and marketing efforts in fiscal 2002 and, to a lesser degree, to the reduction in our revenue growth, which was not offset by a corresponding decrease in our selling, general and administrative expense.

      Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for the year ended September 30, 2002 was $231.8 million, compared to $220.0 million in fiscal 2001. The increase in amortization expense in fiscal 2002 is due to non-goodwill related amortization resulting from the Clarify acquisition. In accordance with SFAS No. 142, goodwill related to Clarify, an acquisition completed after July 1, 2001, is not amortized, but is subject to periodic impairment tests. For acquisitions completed prior to July 1, 2001, under SFAS No. 142 amortization of goodwill and certain other intangibles, such as workforce-in-place, will cease on October 1, 2002. In fiscal 2002 and 2001, total amortization related to such goodwill and workforce-in-place was $204.6 million. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions will no longer be amortized. Instead, any such goodwill will be subject only to the same periodic impairment tests now applicable to Clarify-related goodwill. See the discussion above under the caption "Acquisitions".

      Restructuring Charges, In-Process Research and Development and Other Indirect Acquisition-Related Costs. Restructuring charges, in-process research and development and other indirect acquisition-related costs in fiscal 2002 consisted of a one-time charge of $17.4 million for write-off of purchased in-process research and development resulting from the Clarify transaction, a nonrecurring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility and a restructuring charge of $20.9 million related to the cost reduction program we implemented in the fourth quarter of fiscal 2002. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


      Operating Income. Operating income for the year ended September 30, 2002, was $49.2 million, compared to $159.3 million for fiscal 2001, a decrease of 69.1%. The decrease resulted primarily from the reduction in our revenue growth in fiscal 2002, which was not offset by a corresponding decrease in our costs, as well as from the Clarify acquisition-related charges and the restructuring charges resulting from the Stamford facility closing and the implementation of our cost reduction program. Pro forma operating income for the year ended September 30, 2002, excluding acquisition-related charges and the restructuring charges, was $332.6 million, or 20.6% of revenue, compared to $379.3 million, or 24.7% of revenue, for fiscal 2001, a decrease of 12.3%.

      Interest Income and Other, Net. For the year ended September 30, 2002, interest income and other, net, was $19.3 million, a decrease of $3.0 million from fiscal 2001. The decrease in interest income and other, net, is primarily attributable to the full-year interest expense and amortization of debt issuance costs related to our Notes, compared to four months of these costs in fiscal 2001. The decrease in interest income and other, net, was partially offset by gain of $6.0 million from the repurchase of our Notes. See the discussion above under the caption "Convertible Notes".

      Income Taxes. Income taxes for the year ended September 30, 2002 were $73.5 million on pretax income of $68.5 million. Our blended effective tax rate for fiscal 2002 was 107%, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. See the discussion below under the caption "Effective Tax Rate". The pro forma effective tax rate for the year ended September 30, 2002, excluding the acquisition-related charges, the restructuring charges resulting from the Stamford facility closing, the implementation of our cost reduction program and the gain from the repurchase of our Notes, was 28%. For the year ended September 30, 2001, income taxes were $115.2 million on income before income taxes of $181.6 million. The blended effective tax rate for fiscal 2001 was 63% (due to non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible) and the pro forma effective tax rate for such period, excluding acquisition-related charges, was 30%.

      Net (Loss) Income. We incurred a net loss of $5.1 million in the year ended September 30, 2002, compared to net income of $66.4 million in fiscal 2001. The net loss in fiscal 2002 resulted primarily from a decrease in our license revenue and the reduction in our revenue growth in fiscal 2002, which was not offset by a corresponding decrease in our costs, as well as from the Clarify acquisition-related charges and the restructuring charges resulting from the Stamford facility closing and the implementation of the cost reduction program. We expect that our adoption of SFAS No. 142 as of October 1, 2002 will have a positive impact on our results of operations in fiscal 2003. As a result of the adoption, we will no longer be required to amortize the goodwill from any of our acquisitions made prior to July 1, 2001. Instead, any such goodwill will be subject only to periodic impairment tests, as is the case currently for the goodwill from the Clarify acquisition. See the discussion above under the caption "Acquisitions". Pro forma net income for the year ended September 30, 2002, excluding the acquisition-related charges, the restructuring charges resulting from the Stamford facility closing and the

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


implementation of our cost reduction program, the gain from the repurchase of our Notes and tax effects related to these items, decreased by 11.4% from fiscal 2001, to $249.0 million, representing 15.4% of revenue. The decrease in our pro forma net income was due to a decrease in our revenue growth in the year ended September 30, 2002, caused by a significant slowdown in our market in the second half of fiscal 2002, which was not offset by a corresponding decrease in the growth of our costs.

      Set forth below is the effect of non-amortization of goodwill and workforce-in-place (in millions, except per share data):

                                                           FOR THE YEAR ENDED
                                                              SEPTEMBER 30,
                                                              -------------
                                                           2002          2001
                                                           ----          ----
       Reported net (loss) income                        $   (5.1)     $   66.4
       Add back: goodwill and workforce-in-place
         amortizations                                      204.6         204.6
       Attributable tax effect                               (2.7)         (2.7)
                                                         --------      --------
       Adjusted net income                               $  196.8      $  268.3
                                                         ========      ========
       Adjusted basic earnings per share                 $   0.89      $   1.21
                                                         ========      ========
       Adjusted diluted earnings per share               $   0.88      $   1.18
                                                         ========      ========


      Diluted (Loss) Earnings Per Share. Diluted loss per share was $0.02 for the year ended September 30, 2002, compared to diluted earnings per share of $0.29 in fiscal 2001. Pro forma diluted earnings per share for the year ended September 30, 2002, excluding the acquisition-related charges, the restructuring charges resulting from the Stamford facility closing and the implementation of the cost reduction program and the gain from the repurchase of our Notes and tax effects related to these items, decreased by 9.7% from fiscal 2001, to $1.12 per diluted share. Excluding acquisition-related charges, we expect that our pro forma earnings per share in the first quarter of fiscal 2003 will be in the range of $0.18 to $0.20. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

FISCAL YEARS ENDED SEPTEMBER 30, 2001 AND 2000

      Revenue. Total revenue for the year ended September 30, 2001 was $1,533.9 million, an increase of $415.6 million, or 37.2%, over fiscal 2000. The increase in revenue was due to continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies. License revenue increased from $124.8 million in the year ended September 30, 2000 to $171.4 million during fiscal 2001, an increase of 37.3%, and service revenue increased 37.1% from $993.5 million in the year ended September 30, 2000 to $1,362.5 million in fiscal 2001.

      Total CC&B Systems revenue for the year ended September 30, 2001 was $1,379.7 million, an increase of $393.1 million, or 39.8%, over fiscal 2000. In the year

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


ended September 30, 2001, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care and billing, CRM and order management systems in response to competition in the subscriber markets, the need to offer convergent and IP services, and the need to improve productivity and operational efficiency.

      Revenue from Directory Systems was $154.2 million for the year ended September 30, 2001, an increase of $22.5 million, or 17.1%, over fiscal 2000. The increase was attributable primarily to extensions of agreements with and additional services rendered to existing customers.

      In the year ended September 30, 2001, revenue from customers in North America, Europe and the rest of the world accounted for 53.8%, 35.8% and 10.4%, respectively, compared to 45.6%, 42.4% and 12.0%, respectively, in fiscal 2000. The growth in North America was attributable primarily to revenue we had gained from forming or expanding relationships with new or existing customers in fiscal 2001.

      Cost of License. Cost of license for fiscal 2001 was $5.7 million, which was approximately equal to the cost of license in the prior fiscal year. Cost of license included amortization of purchased computer software and intellectual property rights.

      Cost of Service. Cost of service for fiscal 2001 was $847.6 million, an increase of $207.7 million, or 32.5%, over the cost of service of $639.9 million for the year ended September 30, 2000. As a percentage of revenue, cost of service decreased to 55.3% in the year ended September 30, 2001 from 57.2% in fiscal 2000. The decrease in cost of service as a percentage of revenue was primarily due to increases in our operational efficiency in the year ended September 30, 2001. In the second half of fiscal 2001, we adopted a plan to increase the efficiency of our operations and lower costs by reducing discretionary expenses. As a result of this plan, we were able to reduce the growth rate of our costs and achieve greater operational efficiency in fiscal 2001.

      Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development programs. In the year ended September 30, 2001, research and development expense was $105.8 million, or 6.9% of revenue, compared with $74.9 million, or 6.7% of revenue, in the previous fiscal year. The increase represented ongoing expenditures primarily for CC&B Systems.

      Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 42.8% to $195.6 million, or 12.7% of revenue, in the year ended September 30, 2001, from $137.0 million, or 12.3% of revenue, in fiscal 2000. The increase was attributable primarily to increases in our selling and marketing efforts in the year ended September 30, 2001.

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


      Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for the year ended September 30, 2001 was $220.0 million, compared to $111.2 million in fiscal 2000. Amortization of goodwill and purchased intangible assets relates to the acquisitions of ITDS and Solect. The increase in amortization of goodwill and purchased intangible assets in fiscal 2001 was due to the full-year amortization period applied in fiscal 2001 compared to a shorter amortization period in fiscal 2000.

      In-process Research and Development and Other Indirect Acquisition-Related Costs. No in-process research and development and other indirect acquisition-related costs were incurred in fiscal 2001. In fiscal 2000 such costs consisted of a nonrecurring charge of $75.6 million related to the acquisitions of ITDS and Solect.

      Operating Income. Operating income in the year ended September 30, 2001 was $159.3 million, compared to $74.1 million in fiscal 2000, an increase of 115%, primarily due to the effect of a nonrecurring charge for write-off of purchased in-process research and development related to the acquisitions of ITDS and Solect in fiscal 2000. Pro forma operating income for the year ended September 30, 2001, excluding ITDS and Solect acquisition-related charges, was $379.3 million, or 24.7% of revenue, compared to $260.9 million, or 23.3% of revenue, for fiscal 2000, an increase of 45.4%.

      Interest Income and Other, Net. In the year ended September 30, 2001, interest income and other, net, was $22.3 million, an increase of $11.6 million over fiscal 2000. The increase in interest income and other, net, was primarily attributable to the increase in our cash equivalents and short-term interest-bearing investments partially offset by overall interest rate declines.

      Income Taxes. Income taxes in the year ended September 30, 2001 were $115.2 million on income before income taxes of $181.6 million. Our effective tax rate in the year ended September 30, 2001 was 63%, resulting from the non-cash amortization of goodwill related to the ITDS and Solect acquisitions, much of which is not tax deductible. In the year ended September 30, 2000, income taxes were $78.9 million on income before income taxes of $84.9 million. In the year ended September 30, 2000, the effective tax rate (based on the ratio between income taxes and income before income taxes, excluding nonrecurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) was 49%. The pro forma effective tax rate for fiscal 2001 and 2000, excluding ITDS and Solect acquisition-related charges, was 30%. See the discussion below under the caption "Effective Tax Rate".

      Net Income. Net income was $66.4 million in the year ended September 30, 2001, compared to net income of $6.0 million in the previous fiscal year. Pro forma net income in fiscal 2001, excluding ITDS and Solect acquisition-related charges, increased by 47.8% over fiscal 2000, reaching $281.1 million, representing 18.3% of revenue.

      Diluted Earnings per Share. Diluted earnings per share were $0.29 for the year ended September 30, 2001, compared to $0.03 in fiscal 2000. Pro forma diluted earnings

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


per share in the year ended September 30, 2001, excluding ITDS and Solect acquisition-related charges, increased by 40.9% from the year ended September 30, 2000, reaching $1.24 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

      Cash, cash equivalents and short-term interest-bearing investments totaled $1,047.8 million as of September 30, 2002, compared to $1,110.1 million as of September 30, 2001. The decrease is attributable primarily to the use of $371.4 million in cash to acquire Clarify and to repurchase our shares and Notes, which was partially offset by positive cash flows from operations. Net cash provided by operating activities amounted to $412.3 million for fiscal 2002 and $338.0 million for fiscal 2001. The increase in cash flows from operations was primarily due to a decrease in working capital. We currently intend to retain our future operating cash flows to support the further expansion of our business including new outsourcing deals and acquisitions, although we may also use a portion of our cash for future repurchases of our outstanding securities. See the discussions above under the captions "Share Repurchase Program" and "Convertible Notes".

      As of September 30, 2002, we had positive working capital of $938.6 million, compared to positive working capital of $1,059.9 million as of September 30, 2001. The decrease is attributable primarily to cash paid for the acquisition of Clarify and the implementation of our share and Notes repurchase programs. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for the next fiscal year.

      As of September 30, 2002, $445.1 million aggregate principal amount of the Notes was outstanding. In July 2002, our board of directors authorized us to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by us. During the fourth quarter of fiscal 2002 we repurchased $54.9 million aggregate principal amount of the Notes. We funded these repurchases, and intend to fund any future repurchases, with available funds. On June 1, 2004, the holders of our Notes may require us to redeem their Notes. See the discussion above under the caption "Convertible Notes".

      As of September 30, 2002, we had available short-term general revolving lines of credit totaling $40.0 million, none of which were outstanding. In addition, as of September 30, 2002 we had credit facilities totaling $43.8 million, limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of September 30, 2002 totaled $24.5 million. These were mostly supported by a combination of the credit facilities described above and compensating cash balances that we maintain with the issuing banks.

      As of September 30, 2002, we had outstanding long-term obligations of $25.5 million in connection with leasing arrangements.

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


      The following table summarizes our contractual obligations as of September 30, 2002 and the effect such obligations are expected to have on our liquidity and cash flows in future periods, (in millions):

                                                         Cash Payments Due by Period
                                                         ---------------------------
                                                      Less than                              Over 5
       Contractual Obligations             Total       1 year      1-3 years    4-5 years     years
       -----------------------             -----       ------      ---------    ---------     -----
    Convertible notes (*)                $  445.1     $     --     $  445.1     $     --    $     --
    Capital lease obligations                25.5         10.3         13.0          2.2          --
    Non-cancelable operating leases         204.2         43.8         77.2         56.8        26.4
                                         --------     --------     --------     --------    --------
                                         $  674.8     $   54.1     $  535.3     $   59.0    $   26.4
                                         ========     ========     ========     ========    ========

----------

(*) June 1, 2004 is the earliest date that the holders of our Notes may require us to redeem their Notes. See the discussion above under the caption "Convertible Notes".

      Our capital expenditures were approximately $59 million in fiscal 2002. These expenditures consisted primarily of purchases of computer equipment and, to a lesser degree, vehicles and leasehold improvements. We funded our capital expenditures principally from operating cash flows and capital leasing arrangements. We do not anticipate any changes to this policy in the foreseeable future.

      Our accounts receivable allowance for fiscal 2002 was adjusted upward by approximately $22.1 million, from the allowance as of September 30, 2001. The increase in our accounts receivable allowance is primarily a result of our purchase accounting treatment of the Clarify acquisition as well as allowances for instances where collectibility was not reasonably assured.

NET DEFERRED TAX ASSETS

      As of September 30, 2002, deferred tax assets of $10.7 million derived primarily from carry-forward net operating losses derived by our Canadian subsidiary were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. When realization of the tax benefits associated with such net operating losses is deemed probable, the valuation allowance will be released. In September 2002 we have released valuation allowances of deferred tax assets derived from carry-forward operating losses relating to losses incurred by Solect prior to our acquisition of that company in April 2000, resulting in an offsetting reduction of the goodwill recorded in the Solect acquisition of approximately $9.0 million. The release of these valuation allowances was made based on our estimation that we will be able to realize the tax benefits associated with those net operating losses.

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


EFFECTIVE TAX RATE

      Our blended effective tax rate was 107% for the year ended September 30, 2002, compared to 63% for fiscal 2001. These high effective tax rates were primarily attributable to amortization of goodwill related to our acquisitions, much of which is not tax deductible. In the year ended September 30, 2002 our effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of our pretax income. Our overall pro forma effective tax rate for fiscal year 2002 was 28% compared to our historical pro forma effective tax rate of 30%, due to the corporate income tax rates in the various countries in which we operate and changes in the relative magnitude of our business in those countries.

      We expect a reduction in our pro forma effective tax rate in fiscal 2003 from 28% to 25%. The reduction is due to our continued expansion into countries with lower effective tax rates.

CRITICAL ACCOUNTING POLICIES

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

      We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date.

      Our critical accounting policies are as follows:

      -     Revenue recognition and contract accounting

      -     Doubtful accounts

      -     Tax accounting

      -     Derivative and hedge accounting

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


      -     Realizability of long-lived assets

      Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies. We believe that, compared to the critical accounting policies listed above, the other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period.

      REVENUE RECOGNITION AND CONTRACT ACCOUNTING

      Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

      A significant portion of our revenue is recognized over the course of long-term projects, under the percentage of completion method of accounting. The percentage of completion method requires significant judgment, such as estimations of progress-to-completion, contract revenue and contract costs.

      Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not reasonably assured, we defer the revenue recognition until the time collection becomes reasonably assured, which is generally upon receipt of cash.

      For arrangements with multiple obligations, we allocate revenue to each component based upon its fair value, which is determined in reliance on the specific objective evidence for that element. Such determination is judgmental and is typically based on normal pricing and discounting practices for those elements in similar arrangements.

      Revenue from third-party hardware and software sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances and requires significant judgment.

      DOUBTFUL ACCOUNTS

      The allowance for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. We evaluate accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


customer's ability to pay. If collection is not reasonably assured at the time the transaction is consummated, we do not recognize revenue until collection becomes reasonably assured. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts is established through a charge to selling, general and administrative expenses.

      TAX ACCOUNTING

      As part of the process of preparing our consolidated financial statements we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

      Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

      DERIVATIVE AND HEDGE ACCOUNTING

      Approximately 10% of our revenue and 35% of our operating expenses (excluding acquisition-related charges and restructuring charges) are not denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts to hedge a significant portion of our foreign currency exposure to minimize fluctuations in revenue and expenses. The majority of our hedging arrangements are classified as cash flow hedges. Accordingly, changes in the fair value of these forward exchange contracts are recorded in other comprehensive Income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

      Establishing and accounting for foreign exchange contracts involve judgments, such as determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


      Although we believe that our estimates are accurate and meet the requirement of hedge accounting, actual results differ from these estimates, and such difference could cause fluctuation of our recorded revenue and expenses.

      REALIZABILITY OF LONG-LIVED ASSETS

      We are required to assess the impairment of long-lived assets, tangible and intangible, on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment based on number of factors, including significant changes in the manner of our use of the acquired assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

      Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is made. We measure fair value based on a projected future cash flow using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

      Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances, which would result in materially different amounts being reported.

CURRENCY FLUCTUATIONS

      Approximately 90% of our revenue is in U.S. dollars or linked to the U.S. dollar. Therefore, the dollar is our functional currency. Approximately 65% of our operating expenses (excluding acquisition-related charges and restructuring charges) are paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro (ECU) and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As more of our customers seek contracts that are denominated in currencies such as the ECU and not the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of September 30, 2002, we had substantially hedged our significant exposures in currencies other than the U.S. dollar.

FOREIGN CURRENCY RISK

      We enter into foreign exchange forward contracts to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds and the ECU, and anticipated costs to be incurred in a foreign currency, primarily Australian dollars, Canadian dollars and Israeli shekels. We also use

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivables, denominated in British pounds and the ECU, and on the investment in Certen convertible debentures denominated in Canadian dollars. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See Note 22 to our Consolidated Financial Statements included elsewhere in this report. The following table summarizes our foreign currency forward exchange agreements as of September 30, 2002. All the forward contracts are expected to mature during fiscal 2003. The table below (all dollar amounts in millions) presents the notional amounts, and fair value of the total derivative instruments as of September 30, 2002. Notional values are calculated based on forward rates as of September 30, 2002, U.S. dollar translated.

                                                  AS OF SEPTEMBER 30, 2002
                                                  ------------------------
                                           NOTIONAL AMOUNT
                                          TRANSLATED TO U.S.      FAIR VALUE OF
                                              DOLLAR (*)           DERIVATIVES
                                              ----------           -----------
     Revenue                                   $    8.9              $   (0.9)
     Costs                                       (145.8)                 (6.7)
     Balance sheet items                           41.2                   0.5
                                               --------              --------
                                               $  (95.7)             $   (7.1)
                                               ========              ========

----------

(*) Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts to buy foreign currency.

INTEREST RATE RISK

      Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings, other than the Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of treasury notes, federal agency securities, corporate bonds and money market funds and currently bear minimal interest rate risk. As of September 30, 2002, we had nothing outstanding on either our revolving lines of credit or our short-term credit facilities, and $25.5 million recorded as long-term lease obligations, which in the aggregate bear minimal interest rate risk.

SUBSEQUENT EVENT

      On November 27, 2002 we announced a series of measures designed to reduce costs and improve productivity. As part of this plan, we will reduce our workforce by approximately 400 positions out of a total workforce of 9,000 employees. The reductions

                                 AMDOCS LIMITED
           OPERATING AND FINANCIAL REVIEW AND PROSPECTS - (CONTINUED)


will be from different centers around the world. In addition, we will implement other cost reduction measures, including travel cuts and reductions in other discretionary costs.


LITIGATION

         Beginning on June 24, 2002, a number of complaints were filed by holders of our ordinary shares against us and four of our officers and directors, in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The complaints allege violations of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. Each plaintiff seeks to represent a putative class of all purchasers of our ordinary shares between July 18, 2000 (or, in some of the complaints, July 24, 2001) and June 20, 2002. The complaints generally allege that, during that period, we and the individual defendants made false or misleading statements, in press releases and Securities and Exchange Commission filings, regarding among other things our future prospects, backlog, revenue, gross margin, acquisitions and accounting practices. Each plaintiff seeks unspecified monetary damages and other relief against all defendants. The parties in the New York cases have stipulated to transfer them to the Eastern District of Missouri. The court has not yet appointed a lead plaintiff. We dispute the allegations of wrongdoing in these complaints and intend to defend ourself vigorously.

         PART II - OTHER INFORMATION

                    Item 1.    Exhibits

                    Exhibit No.             Description
                    -----------             -----------
                         23                 Consent of Ernst & Young LLP

                         99.1               Amdocs Limited Press Release dated
                                            November 6, 2002

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AMDOCS LIMITED



                                          /s/ THOMAS G. O'BRIEN
                                          --------------------------------------
                                          Thomas G. O'Brien
                                          Treasurer and Secretary
                                          Authorized U. S. Representative


Date: December 26, 2002

                                  EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------
     23             Consent of Ernst & Young LLP


     99.1           Amdocs Limited Press Release dated November 6, 2002